Exhibit 99.1

PETROCHINA COMPANY LIMITED

2011 INTERIM REPORT

(A Share Stock Code: 601857)

(H Share Stock Code: 857)

August 25, 2011

CONTENTS

Corporate Profile	4

Summary Of Financial Data And Financial Indicators	6

Changes In Share Capital And Information On Shareholders	8

Directors’ Report	12

Significant Events	33

Directors, Supervisors And Senior Management	43

Financial Statements

Prepared In Accordance With China Accounting Standards	46

Prepared In Accordance With International Financial Reporting Standards	105

Documents Available For Inspection	125

Confirmation From The Directors And Senior Management	126

This interim report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

IMPORTANT NOTICE

The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in the 2011 Interim Report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained herein. There is no occupancy of the non-operating funds by the substantial shareholders of the Company. The 2011 Interim Report has been approved at the Second Meeting of the Fifth Session of the Board. Mr Jiang Jiemin, Chairman of the Company, Mr Liao Yongyuan, executive Director, and Mr Li Xinhua and Mr Yu Baocai, non-executive Directors, were absent from the Second Meeting of the Fifth Session of the Board due to certain reasons and they authorised Mr Zhou Jiping, Vice-Chairman of the Company and Mr Wang Dongjin, non-executive Director, in writing, to attend the meeting of the Board and to exercise their voting rights in respect of the resolutions put forward at the meeting for and on their behalf. Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements included in the 2011 Interim Report.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”). The financial statements in this Interim Report are unaudited.

CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (“CNPC”).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group is principally engaged in activities including: the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and marketing of primary and derivative petrochemical products and other chemical products; sale and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, Inc., The Stock Exchange of Hong Kong Limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007 respectively.

Registered Chinese Name of the Company:	中國石油天然氣股份有限公司
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Jiang Jiemin
Secretary to the Board:	Li Hualin
Address:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6223
Facsimile:	86(10) 6209 9557
Email Address:	suxinliang@petrochina.com.cn

Representative on Securities Matters:	Liang Gang
Address:	9 Dongzhimen North Street,
Dongcheng District,
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn

Representative of the Hong Kong
Representative Office:	Wei Fang
Address:	Suite 3705, Tower 2, Lippo Centre
89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	World Tower
16 Andelu, Dongcheng District, Beijing
PRC
Postal Code:	100011
Internet Website:	http://www.petrochina.com.cn
Company’s Email:	suxinliang@petrochina.com.cn

Newspapers for Information Disclosure:

A shares: China Securities Journal, Shanghai Securities News and Securities Times

Internet Website Publishing this Interim Report designated by the China Securities Regulatory Commission:

http://www.sse.com.cn

Copies of this Interim Report are available at:

9 Dongzhimen North Street, Dongcheng District, Beijing, PRC

Places of Listing:

A shares:	Shanghai Stock Exchange
Stock Name:	中国石油
Stock Code:	601857
H shares:	The Stock Exchange of Hong Kong Limited
Stock Name:	PetroChina
Stock Code:	857
ADS:	The New York Stock Exchange, Inc.
Symbol:	PTR

Other relevant information:

Names and addresses of Auditors of the Company:

Domestic Auditors:

Name: PricewaterhouseCoopers Zhong Tian CPAs Company Limited

Address: 11th Floor PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai, PRC

Overseas Auditors:

Name: PricewaterhouseCoopers

Address: 22nd Floor, Prince’s Building, Central, Hong Kong

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

1. Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,809,375	1,656,487	9.2
Equity attributable to owners of the Company	974,142	938,926	3.8
Net assets per share attributable to owners of the Company (RMB)	5.32	5.13	3.8

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Profit attributable to owners of the Company	66,007	65,330	1.0
Net cash flows provided by operating activities	129,019	150,469	(14.3)
Basic and diluted earnings per share (RMB)	0.361	0.357	1.0
Return on net assets (%)	6.8	7.3	(0.5) percentage point
Net cash flows provided by operating activities per share (RMB)	0.70	0.82	(14.3)

2. Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,809,256	1,656,368	9.2
Equity attributable to equity holders of the Company	974,258	939,043	3.8
Net assets per share attributable to equity holders of the Company (RMB)	5.32	5.13	3.8

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Operating profit	99,532	89,114	11.7
Profit before taxation	98,251	88,538	11.0
Net profit attributable to equity holders of the Company	66,006	65,211	1.2
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	67,206	65,789	2.2
Basic earnings per share (RMB)	0.361	0.356	1.2
Diluted earnings per share (RMB)	0.361	0.356	1.2
Basic earnings per share (RMB) after deducting non-recurring profit/loss items	0.367	0.359	2.2
Weighted average return on net assets (%)	6.8	7.4	(0.6) percentage point
Weighted average return on net assets after deducting non-recurring profit/loss items (%)	6.9	7.5	(0.6) percentage point
Net cash flows provided by operating activities	129,019	150,469	(14.3)
Net cash flows per share provided by operating activities (RMB)	0.70	0.82	(14.3)

3. Non-recurring profit/loss items

Unit: RMB million

Non-recurring profit/loss items	For the six months ended June 30, 2011 profit / (loss)
Net loss on disposal of non-current assets	(633)
Government grants recognised in the current period income statement	377
Net gain on disposal of available-for-sale financial assets	3
Reversal of provisions for bad debts against receivables	36
Other non-operating income and expenses	(1,477)

Subtotal	(1,694)

Tax impact of non-recurring profit/loss items	436
Impact of minority interest	58

Total	(1,200)

4. Differences between CAS and IFRS

The consolidated net profit for the period under both IFRS and CAS were RMB73,697 million; the consolidated shareholders’ equity as at the end of the period under IFRS and CAS were RMB1,050,485 million and RMB1,050,457 million respectively, with a difference of RMB28 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

1. Changes in Shareholdings

During the reporting period, there was no change in the total number and structure of shares of the Company arising from bonus issues, placing, etc.

2. Shareholdings of Major Shareholders

The number of shareholders of the Company as at June 30, 2011 was 1,140,691, including 1,132,049 holders of A shares and 8,642 holders of H shares (including 323 holders of the American Depositary Shares).

(1) Shareholdings of the top ten shareholders

Unit: Shares

Name of shareholders	Nature of shares	Number of shares		Percentage of shareholding (%)	Increase / decrease during the reporting period (+,-)		Number of shares with selling restrictions	Number of shares pledged or subject to lock- ups
CNPC	State-owned shares	157,861,837,491	(1)	86.25	+97,240,232	(2)	0	0
HKSCC Nominees Limited (3)	H shares	20,794,132,004	(4)	11.36	-7,076,416		0	0
National Council for Social Security Fund of the PRC	A shares	400,000,000		0.219	0		400,000,000	0
China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	A shares	54,061,385		0.030	-986,474		0	0
Industrial and Commercial Bank of China-China Universal SCI Index Securities Investment Fund	A shares	45,440,035		0.025	-11,886,068		0	0
Industrial and Commercial Bank of China — South Longyuan Industrial Subject Stock Securities Investment Fund	A shares	43,000,000		0.023	+42,387,502		0	0
Guangxi Investment Group Limited	A shares	39,560,045		0.022	0		0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	A shares	34,715,735		0.019	-596,863		0	0
Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	A shares	32,482,052		0.018	0		0	0
China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai	A shares	27,700,851		0.015	+9,343,626		0	0

Notes:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)	CNPC increased its shareholdings in A shares of the Company via the trading system of the Shanghai Stock Exchange during the reporting period. CNPC undertook that it would not sell any shares in the Company during the period of shareholding increase and the statutory period.
(3)	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of institutional shareholders or individual shareholders.
(4)	149,892,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.082% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(2) Shareholdings of top ten shareholders of shares without selling restrictions

Unit: Shares

Ranking	Name of shareholders	Number of shares held		Types of shares
1	CNPC	157,861,837,491	(1)	A shares
2	HKSCC Nominees Limited	20,794,132,004		H shares
3	China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	54,061,385		A shares
4	Industrial and Commercial Bank of China – China Universal SCI Index Securities Investment Fund	45,440,035		A shares
5	Industrial and Commercial Bank of China — South Longyuan Industrial Subject Stock Securities Investment Fund	43,000,000		A shares
6	Guangxi Investment Group Limited	39,560,045		A shares
7	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	34,715,735		A shares
8	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	32,482,052		A shares
9	China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai	27,700,851		A shares
10	Shanghai Liangneng Construction Engineering Company Limited (上海良能建筑工程有限公司)	24,850,720		A shares

Notes:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. Such shares were held in the name of HKSCC Nominees Limited.

Statement on the connection or activities acting in concert among the above-mentioned shareholders: except for China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai and China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai, both of which are under the management of China Life Asset Management Company Limited, and Industrial and Commercial Bank of China-China Universal SCI Index Securities Investment Fund, Industrial and Commercial Bank of China - South Longyuan Industrial Subject Stock Securities Investment Fund and Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund, which are held in trust under Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

(3) Disclosure of Substantial Shareholders under the Hong Kong Securities and Futures Ordinance

So far as the Directors are aware, as at June 30, 2011, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholder	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Share	157,861,837,491	(L)	Beneficial Owner	97.49	86.25
	H Share	149,892,000	(L)(1)	Interest of controlled corporation	0.710	0.082
Aberdeen Asset Management Plc and its associates (together “the Group”) on behalf of accounts managed by the Group	H Share	1,266,618,163	(L)	Investment Manager	6.00	0.69
Templeton Asset Management Ltd.	H Share	1,270,171,357	(L)	Investment Manager	6.02	0.69

(L)	Long position

Notes:

(1)	149,892,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

As at June 30, 2011, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

3. Information on Changes of Controlling Shareholder and the Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller of the Company during the reporting period.

DIRECTORS’ REPORT

The Board of the Company is pleased to present the Directors’ report.

1. Discussion and Analysis of the Overall Operations during the Reporting Period

(1) Review of Results of Operations

In the first half of 2011, faced with a complex macro-economic environment, in light of volatility of high international crude oil prices, the more intensive adjustment and control of prices of domestic refined products and a poor demand for petrochemical products, the Group managed to maintain a steady and fast development of production and operations. This was achieved due to the Group’s persistent focus on market orientation, its emphasis on economic efficiency, prominent development of its main business in respect of oil and gas, full leverage on its comparative advantages, dynamic adjustment of production and operation plans, strict investment management, optimised investment structure, cost control and enhancement of safety and environmental protection.

1. Market Review

(1) Crude Oil Market

During the first half of 2011, the global petroleum market was relatively relaxed in terms of demand and supply. However, affected by factors such as the geopolitical incidents in the Middle East and North Africa, market speculation and depreciation of the US dollar, international oil prices started strong and further went up. The spot price of North Sea Brent crude oil reached a maximum of US$126.6 per barrel, the highest level since the financial crisis. In the first half of 2011, the average prices for West Texas Intermediate (WTI) and North Sea Brent crude oil were US$99.1 per barrel and US$111.1 per barrel, respectively, representing a rise of US$20.8 per barrel or 26.6% and US$33.8 per barrel or 43.7%, respectively, as compared with the same period of 2010.

In the first half of 2011, domestic crude oil output grew steadily. According to the related information, crude oil output was 102 million tons, representing an increase of 3.8% as compared with the same period of 2010. Due to such factors as the continued increase in domestic demand, crude oil imports grew rapidly. Net crude oil imports amounted to 125 million tons representing an increase of 6.8% as compared with the same period of 2010.

(2) Refined Products Market

In the first half of 2011, with the Chinese economy growing rapidly and due to such factors as combating drought and spring ploughing overlay in the agricultural sector as well as anticipated upward price adjustments in China induced by the rapid increase in international oil prices, domestic consumption of refined products remained relatively high. According to the related statistics, in the first half of 2011, the apparent domestic consumption of refined products amounted to 118 million tons, representing an increase of 7.1% as compared with the same period of 2010, of which gasoline consumption increased 8.7% and diesel consumption rose 6.0%.

In the first half of 2011, the PRC government made two adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel rose, in aggregate, by RMB850 per ton and RMB750 per ton respectively. The frequency and the degree to which prices of refined products were adjusted remained different from the established pricing mechanism to certain extent.

(3) Chemical Products Market

In the first half of 2011, with many of the newly built projects commencing production in the Middle East and China, the production capacity of chemical products significantly grew and the chemical products market was seriously affected by such supply shock. Impacted by the continued appreciation of the Renminbi, the import reduction from the developed countries and China’s tight monetary policy, export demand and domestic consumption in chemical products shrunk. Meanwhile, crude oil prices increased remarkably, further decreasing the gross profit margin of chemical products.

(4) Natural Gas Market

In the first half of 2011, domestic natural gas production in China grew steadily. Imports of natural gas and LNG continued to increase. Apparent consumption of natural gas maintained its high growth rate; demands from households, power generation and fertiliser production were well satisfied and supply generally met demand.

According to the related information, domestic apparent consumption of natural gas in the first half of the year was 63.1 billion cubic metres, representing an increase of 21.0% compared with the same period of 2010. Domestic production of natural gas amounted to 50.5 billion cubic metres, representing an increase of 7.0% compared with the same period of 2010. Gas imports were approximately 14.1 billion cubic metres, approximately doubled from the same period of 2010. Imports of natural gas accounted for 22.4% of the aggregate consumption in China, an increase of 9 percentage points from the same period of 2010.

2. Business Review

(1) Exploration and Production

In the first half of 2011, with respect to domestic exploration and production business, the Group continued to implement the “Peak Growth in Oil and Gas Reserves” Program by increasing its efforts in oil exploration, with emphasis on gas exploration, and yielded new results and breakthroughs in major exploration sites. Exploration projects of Daqing Oilfield in areas such as Songliao Basin and Hailaer Basin all progressed well and such projects laid a solid foundation for a stable production of oil and gas. The overall composite continuity of the He 8 gas layers in Changqing Oilfield on the Sulige South became more apparent, and the 18 wells in Jiyuan area generated industrial oil flows, which further strengthened Changqing Oilfield’s potential for continued output improvement. In the Huabei Oilfield, major discoveries were achieved as a result of the venture exploration into the Niudong buried hill reservoir in Baxian County sag which is significant to the promotion of oil and gas exploration initiative into deep buried hill reservoirs. Significant discoveries and progress were also made in key basin areas such as Tarim Basin, Qaidam Basin and Junggar Basin, which further strengthened the basis for sustainable development of the Group. The Group continued to carry out the “foundation year” activities for the development of oil fields and the special management in relation to water injection. At the same time, the Group fully promoted standardised ground structure designs and pushed forward the standard, systematic and scientific water flood development. The indicators for such development continued to be positive and the rise in water concentration was effectively controlled. While emphasising on the change of the model for oil field development, the Group endeavoured to promoted high-end technologies such as lateral wells and unbalanced wells. The Group also carried out major development experiments such as carbon dioxide flooding technology and heavy oil fire flooding technology. Efforts were also made to strengthen oil and gas production management and further tap the potential from existing fields. Meanwhile, the Group accelerated the commissioning of new wells for the sake of continuity and implemented measures to increase output to, and maintain it on, a high level.

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In respect of overseas oil and gas co-operations, the Group actively coped with the change in overseas operating condition and further carried out exploration and production in major co-operation sites abroad. In doing so, the Group achieved a rapid growth in oil and gas production. The progress of major co-operation projects in the Middle East accelerated. Through concerted efforts from the co-operation parties, the Rumaila Project in Iraq achieved its objective in advance of a 10% increase compared with the original output, and became the first project to enter the investment recovery stage among the projects under the two rounds of international tendering in post-war Iraq. The Company’s share of oil and gas output in Rumaila amounted to 6.90 million barrels in the first half of the year. In addition, the Halfaya Project basically completed its primary preparation for achieving its initial commercial output.

In the first half of 2011, the crude oil output of the Group reached 445.8 million barrels, representing an increase of 5.0% from the same period of 2010, the highest rise in recent years. The output of the marketable natural gas of the Group amounted to 1,185.9 billion cubic feet, representing steady increase of 5.3% from the same period of 2010. The oil and gas equivalent output of the Group amounted to 643.5 million barrels, representing an increase of 5.1% from the same period of 2010, of which overseas oil and natural gas equivalent output of the Group amounted to 61.9 million barrels, representing an increase of 22.3% from the same period of 2010 and accounting for 9.6% of the Group’s aggregate oil and gas equivalent output. The contribution by the Group’s international business steadily increased. The Group grasped the favourable opportunity in its Exploration and Production segment in connection with the persistently high crude oil prices, actively changed its development model and strengthened cost controls, and as a result, it generated RMB103,684 million of profit from operations, representing an increase of 41.3% from the same period of the preceding year.

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2011	First half of 2010	Change (%)
Crude oil output(1)	million barrels	445.8	424.6	5.0
Marketable natural gas output(1)	billion cubic feet	1,185.9	1,125.8	5.3
Oil and natural gas equivalent output(1)	million barrels	643.5	612.3	5.1

Notes:

(1)	Figures for the same reporting period of 2010 were presented on a consistent basis as that of 2011
(2)	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In the first half of 2011, emphasising on market orientation, the Group optimised the allocation of resources, improved the management of its operations and strived to control the costs. As a result, its operations were conducted effectively, safely and steadily on a large scale and the supply of refined products was ensured. By so doing, the Group has achieved a historically high level of good performance again in terms of major technical and economic indicators including the refining yield, the comprehensive refinery energy consumption and the ethylene combustion energy consumption, of which the refining yield reached 93.9%, 0.3 percentage point higher than that of the same period of the preceding year. High-grade gasoline proportion increased 18.5 percentage points while the comprehensive refinery energy consumption was reduced by 0.93 kilogram/ton from the same period of the preceding year. In coping with the complex environment involving fierce competition and poor demand, the Group optimised its production plans in chemical operations and developed major end-user customers, which resulted in a growing competitiveness and profitability. The Group moved forward on the construction of key refining and chemical projects in an orderly manner, made new progress in strategic structural adjustment and further enhanced its refining capacities. The upgrading of an atmospheric and vacuum distillation unit at Liaoyang Petrochemical was completed, and as a result, Liaoyang Petrochemical became a 10 million-ton refinery base which mainly processes oil from Russia. Meanwhile, projects such as the ethylene projects at Daqing Petrochemical, Fushun Petrochemical and Sichuan Petrochemical all progressed as planned.

In the first half of 2011, the Group’s refineries processed 491.4 million barrels of crude oil, representing an increase of 11.9% from the same period of 2010. The Group produced approximately 43.393 million tons of gasoline, kerosene and diesel, representing an increase of 13.1% from the same period of 2010. The Group produced 10.071 million tons of chemical commodity products, representing an increase of 11.2% from the same period of 2010. The output of ethylene of the Group amounted to 1.819 million tons, representing a rise of 0.6% from the same period of 2010. In the first half of 2011, both the crude oil processing volume and the chemical production volume of the Group’s major refined and chemical products reached their respective historical high.

In the first half of 2011, amid the inflationary pressure and other factors in China, the PRC government further increased its control over the prices of refined products and the frequency and degree in which prices of domestic refined products were adjusted remained different from the established pricing mechanism to certain extent. Impacted by the persistently high international crude oil prices and the fact that domestic prices in refined products not having been fully adjusted upward to reflect the changes of international crude oil prices, the Refining and Chemicals segment incurred a loss of RMB20,993 million from operations for the six months ended June 30, 2011, representing a decrease of RMB26,451 million from the profit of RMB5,458 million for the six months ended June 30, 2010, of which the refining business recorded a loss of RMB23,358 million from operations, representing a decrease of RMB26,345 million from the profit of RMB2,987 million for the six months ended June 30, 2010. The chemical business overcame the intense competition and a demand slump. The Group optimised its resources allocation and benefited from its development and marketing efforts in high value-added chemical products as well as cost reduction and profitability enhancement. As a result, it achieved a profit of RMB2,365 million from operations, which is almost the same as that for the same period of the preceding year.

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2011	First half of 2010	Change (%)
Processed crude oil	Million barrels	491.4	439.1	11.9
Gasoline, kerosene and diesel output	‘000 ton	43,393	38,382	13.1
of which: Gasoline	‘000 ton	12,445	10,973	13.4
Kerosene	‘000 ton	1,211	1,167	3.8
Diesel	‘000 ton	29,737	26,242	13.3
Refining yield	%	93.9	93.6	0.3 percentage points
Ethylene	‘000 ton	1,819	1,809	0.6
Synthetic resin	‘000 ton	2,966	2,762	7.4
Synthetic fibre raw materials and polymer	‘000 ton	1,094	991	10.4
Synthetic rubber	‘000 ton	310	304	2.0
Urea	‘000 ton	2,174	1,846	17.8

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(3) Marketing

In the first half of 2011, the Group devised effective marketing strategies attuned to the market development and stepped up marketing network development. 765 projects of gasoline stations were newly developed and 361 projects of gasoline stations were put into operation. Six oil depots were completed and substantive progress was made with the strategic network planning in Yunnan, Henan, Jiangsu, Chongqing and Hubei. The Group also intensively implemented precision management and developed the information system in an orderly manner, contributing to the further enhancement of management and control. More efforts were devoted to improving the sales structure and quality and to increase the allocation of resources to highly effective markets. In addition, the Group accelerated its client development and boosted its overall service quality by taking full advantage of its brand influence and the network effect of gasoline stations. The average daily sales volume of refined products reached a new historical record and the Group’s market share in the domestic retail market reached 38.9%. Sales profitability increased significantly.

In respect of its international trading business, the Group accelerated its pace in exploring the international oil market. The Group gradually diversified its trading practices and furthered its development of storage facilities. In this connection, the Group further increased its bargaining power in the international trade of oil products. Significant efforts were made to develop the entrepot trade of crude oil and refined products, resulting in a significant increase in the operation quality and the business scale. The Group’s oil and gas operation centre in Asia was performing well and successfully delivered the integrated functions of trading, processing, storage and transportation at the same time. Meanwhile, development of its oil and gas operation centre in Europe achieved substantive progress and the acquisition of part of the share capital of two refineries of INEOS Group Holdings plc was completed. The Group has kept gaining strength in its global resources allocation.

In the first half of 2011, the Group sold 66.793 million tons of gasoline, kerosene and diesel, representing an increase of 12.2% as compared with the same period of 2010. Domestic sales of gasoline, kerosene and diesel amounted to 55.372 million tons, representing an increase of 12.4% as compared with the same period of 2010. The Group observantly took advantage of the market opportunities in the Marketing segment, organised its marketing activities in a scientific manner and put great emphasis on improving the quality of development in this segment. As a result, the Group recorded a profit of RMB13,594 million from operations, an increase of 80.5% from the same period of the preceding year.

(4) Natural Gas and Pipeline

In the first half of 2011, the construction of the Group’s key oil and gas pipelines was in steady progress and the natural gas business expanded in an orderly manner. The trunk of the Second West-East Gas Pipeline was completed and put into operation. This is significant to the national energy security, optimisation of energy structure, ongoing effort in energy conservation, emission reduction and green development. The commissioning of Jiangsu LNG project was successful at one go while both the Dalian LNG and Tangshan LNG projects progressed as planned. These developments effectively contributed to the diversity of energy sources. The trunk of the Qinhuangdao-Shenyang Gas Pipeline was fully completed and commenced. The construction of the Lanzhou-Chengdu Crude Oil Pipeline was progressing smoothly. The sale of natural gas effectively balanced the gas produced and imported by China. In optimising the network operation of pipelines and resources allocation and in strengthening the link among production, transportation, marketing and storage, the Group made reference to the pipeline transmission capacity, the construction progress of key pipelines and the prevailing market demand. This ensured a safe and smooth gas supply and the sales volume of natural gas was growing rapidly at a double-digit rate.

In the first half of 2011, the Natural Gas and Pipeline segment continued to optimise its sales structure and to strengthen the overall balance of production, transportation, marketing and storage and well accomplished all production and operation targets. As a result, the Group realised a profit of RMB10,730 million from operations for the six months ended June 30, 2011. However, due to the increase in loss caused by the rise in imported natural gas as well as the increase in depreciation due to the transfer from construction in progress to fix assets in respect of certain key projects during the same period of time, profit from operations decreased 4.3% compared with RMB11,215 million for the six months ended June 30, 2010.

Adhering to the principle of “Dedicating Energy and Creating Harmony”, the Group is committed to achieving a sustainable development which coordinates with society and environment. By firmly establishing the philosophy of “environmental protection priority, safety first, high quality supremacy and people orientation”, the Group is aiming to enhance safety management and its emergency response capabilities and further improve production safety, energy saving, emission reduction and environmental protection in order to promote development in a safe, clean, economical and harmonious manner. In the first half of 2011, the Group reduced the consumption of standard coal by 550,000 tons, water consumption by 10.59 million cubic metres as well as chemical oxygen demand (COD) and sulphur dioxide emission by 5.6% and 3.7% respectively from the same period of the preceding year.

1.1.1 Management Discussion and Analysis

1.1.1.1 The financial data set out below is extracted from the consolidated interim condensed financial statements of the Group for the six months ended June 30, 2011 prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2011, the Group achieved a turnover of RMB952,247 million, representing an increase of 39.1% from the same period of the preceding year. Despite the prices of domestic refined products having not been fully adjusted upward to reflect the change of international crude oil prices and the tightened macroeconomic policy in China, the Group fully leveraged on its advantage arising from the integration of upstream and downstream operations and overcame the adverse effect caused by the policy related losses in the refining business and achieved RMB66,007 million of net profit attributable to owners of the Company. The basic earnings per share were RMB0.361, representing an increase of 1.0% from the same period of the preceding year.

Turnover The Group’s turnover increased by 39.1% from RMB684,797 million for the six months ended June 30, 2010 to RMB952,247 million for the six months ended June 30, 2011. This was primarily due to the increase in the selling prices and sales volume of the Group’s major products including crude oil, natural gas, gasoline and diesel. The table below sets out the external sales volume and average realised prices for the major products sold by the Group for the first half of 2011 and 2010 and the percentages of change in the sales volume and average realised prices during these periods:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	First half of 2011	First half of 2010	Percentage of change (%)	First half of 2011	First half of 2010	Percentage of change (%)
Crude oil*	33,226	26,657	24.6	4,738	3,733	26.9
Natural gas (million cubic metre, RMB/’000 cubic metre)	37,687	31,640	19.1	106,2	841	26.3
Gasoline	20,136	18,198	10.6	7,737	6,392	21.0
Diesel	42,739	38,164	12.0	6,926	5,770	20.0
Kerosene	3,918	3,158	24.1	6,083	4,719	28.9
Heavy oil	3,986	4,564	(12.7)	4,523	3,771	19.9
Polyethylene	1,437	1,414	1.6	9,521	9,078	4.9
Lubricant	839	899	(6.7)	9,561	8,145	17.4

*	The crude oil listed above is all external sales volume of crude oil by the Group.

Operating Expenses The Group’s operating expenses increased 43.5% from RMB595,862 million for the six months ended June 30, 2010 to RMB854,789 million for the six months ended June 30, 2011, which consisted of the following:

Purchases, Services and Other Expenses The Group’s purchases, services and other expenses increased 53.5% from RMB362,529 million for the six months ended June 30, 2010 to RMB556,595 million for the six months ended June 30, 2011. This was primarily due to a significant increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined and petrochemical products from external suppliers that resulted in the increase in the purchase costs for the reporting period.

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Employee Compensation Costs Employee compensation costs of the Group for the six months ended June 30, 2011 were RMB45,054 million, an increase by RMB7,350 million from RMB37,704 million for the six months ended June 30, 2010, representing an increase of 9.1% after excluding the effects of the Group’s business development and expansion. Such increase was primarily due to the salaries and insurance having been adjusted upward appropriately in light of the factors such as the rise in China’s Consumer Price Index, better operating results of the Group and the base increase of social security.

Exploration Expenses The Group’s exploration expenses increased 14.4% from RMB 15,809 million for the six months ended June 30, 2010 to RMB18,088 million for the six months ended June 30, 2011. This was primarily due to the fact that the Group increased its expenditure in oil and gas exploration in order to further strengthen its foundation in terms of oil and gas resources.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation of the Group increased 19.1% from RMB55,852 million for the six months ended June 30, 2010 to RMB66,502 million for the six months ended June 30, 2011. This was primarily due to an increase in the average carrying amount of fixed assets and the average net value of oil and gas assets, which in turn resulted in the increase of the depreciation and depletion.

Selling, General and Administrative Expenses Selling, general and administrative expenses of the Group for the six months ended June 30, 2011 were RMB34,024 million, which basically maintained at a similar level to the RMB34,113 million for the six months ended June 30, 2010. Excluding the effect of the change in the calculation method in respect of transportation cost, the expenses increased by 14.8% when compared with the same period of the preceding year. This was primarily due to the increase in storage and rental charges arising from business expansion and the increase in transportation and the relevant expenses due to the increase in products delivery volume and freight rates.

Taxes other than Income Taxes The Group’s taxes other than income taxes increased 49.4% from RMB89,194 million for the six months ended June 30, 2010 to RMB133,262 million for the six months ended June 30, 2011. The main drivers of such increase were: (i) a sharp increase in the special levies payable by the Group on the sale of domestic crude oil from RMB25,851 million for the first half of 2010 to RMB51,076 million for the first half of 2011, resulting from the rising international crude oil prices; (ii) an increase in consumption tax from RMB43,442 million for the first half of 2010 to RMB49,829 million for the first half of 2011 due to the increase in the sales volume of refined products compared with the same period of the preceding year; and (iii) the increase in resources tax from RMB4,083 million for the first half of 2010 to RMB9,098 million for the first half of 2011 due to the alteration of resources tax policy.

Other Expenses, net Other expenses, net, increased by RMB603 million from RMB661 million for the six months ended June 30, 2010 to RMB1,264 million for the six months ended June 30, 2011. This was primarily due to the increase in the net loss from disposal of non-current assets.

Profit from Operations The Group’s profit from operations was RMB97,458 million for the six months ended June 30, 2011, representing an increase of 9.6% from RMB88,935 million of the same period of the preceding year.

Net Exchange Loss The Group’s net exchange loss increased from RMB202 million for the six months ended June 30, 2010 to RMB530 million for the six months ended June 30, 2011. The increase in the net exchange loss was mainly due to the appreciation of the Renminbi against the US dollar in the first half of 2011, resulting in an increase in net exchange loss from certain Renminbi transactions of the Group’s overseas subsidiaries.

Net Interest Expenses The Group’s net interest expenses increased by RMB1,703 million, from RMB2,525 million for the six months ended June 30, 2010 to RMB4,228 million for the six months ended June 30, 2011. The increase in the net interest expenses was mainly due to the increase in both the balance of interest-bearing debts and the interest rate from the same period of the preceding year.

Profit before Income Tax Expense The Group’s profit before income tax expense was RMB98,251 million for the six months ended June 30, 2011, representing an increase of 10.8% from RMB88,648 million for the same period of the preceding year.

Income Tax Expense Income tax expense increased 34.8% from RMB18,210 million for the six months ended June 30, 2010 to RMB24,554 million for the six months ended June 30, 2011. The increase was primarily due to the increase in the taxable income for the reporting period and the calculation of income tax at 25% for some branches of the Group in Western China during the first half of 2011 as a result of the expiry at the end of 2010 of the 15% preferential tax treatment enjoyed by such branches since 2002. The PRC government has issued a new tax policy for enterprises in Western China in July 2011 and please refer to the section of Significant Events in respect of events after balance sheet date of this report.

Profit for the period Net profit of the Group amounted to RMB73,697 million for the six months ended June 30, 2011, representing an increase of 4.6% from RMB70,438 million for the same period of the preceding year.

Profit attributable to non-controlling interest of the Company (“profit attributable to minority interest”) The Group’s profit attributable to minority interest was RMB7,690 million for the six months ended June 30, 2011, representing an increase of 50.5% from the profit attributable to minority interest of RMB5,108 million for the six months ended June 30, 2010. This was primarily due to the relatively large increase in the international crude oil prices during the first half of 2011, which in turn resulted in the increase in the net profit of some subsidiaries of the Company and the corresponding increase in the profit attributable to minority interest.

Profit attributable to owners of the Company Profit attributable to owners of the Company amounted to RMB66,007 million for the six months ended June 30, 2011, representing an increase of 1.0% from RMB65,330 million for the same period of the preceding year.

(2) Segment Results

Exploration and Production

Turnover Turnover increased 44.3% from RMB261,793 million for the six months ended June 30, 2010 to RMB377,804 million for the six months ended June 30, 2011. The increase was primarily due to the rise in the prices and sales volumes of crude oil and natural gas. The average realised crude oil price of the Group in the first half of 2011 was US$101.62 per barrel, representing an increase of 40.3% from the first half of 2010.

Operating Expenses Operating expenses increased 45.5% from RMB188,421 million for the six months ended June 30, 2010 to RMB274,120 million for the six months ended June 30, 2011, of which:

The purchases, services and other expenses of the Group’s Exploration and Production segment increased by RMB39,794 million from the same period of 2010, which was primarily due to the increase in the purchase costs of imported crude oil. In the first half of 2011, due to factors such as Renminbi appreciation, inflation and stabilisation of output from existing oilfields, the Group’s lifting cost for oil and gas operations was US$10.29 per barrel, representing an increase of 11.5% from the first half of 2010. Excluding the effect of exchange rate changes, the lifting cost increased by 6.8% compared with the same period of preceding year.

The special levies on the sales of domestic crude oil in the Exploration and Production segment increased by RMB25,225 million from the same period of 2010 as a result of the surge in crude oil prices.

The Exploration and Production segment incurred an increase of RMB 5,012 million in resources tax from the same period of 2010 due to the change in resources tax policy.

The depreciation, depletion and amortisation increased by RMB3,314 million from the same period of 2010 due to the increase in the net value of oil and gas assets.

Profit from Operations During the first half of 2011, the Exploration and Production segment of the Group realised a significant increase in profit from operations as increase of 41.3% to RMB103,684 million for the six months ended June 30, 2011. The Exploration and Production segment is a key profit contributor to the Group.

Refining and Chemicals

Turnover Turnover increased 31.4% from RMB320,163 million for the six months ended June 30, 2010 to RMB420,665 million for the six months ended June 30, 2011. The increase was primarily due to the increase in price and sales volume of refined and petrochemical products.

Operating Expenses Operating expenses increased 40.3% from RMB314,705 million for the six months ended June 30, 2010 to RMB 441,658 million for the six months ended June 30, 2011, of which:

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Purchases, services and other expenses of the Refining and Chemicals segment increased by RMB112,295 million from the same period of 2010, which was primarily due to an increase in the purchase costs of crude oil and feedstock oil from external suppliers. In the first half of 2011, the refining processing cost of the Group’s refineries was RMB138.75 per ton, representing an increase of 3.1% from the same period of 2010. This was primarily due to an increase in the prices of fuel oil and natural gas from the same period of 2010.

The Refining and Chemicals segment incurred an increase of RMB5,883 million in consumption tax from the same period of 2010, which was mainly due to an increase in the sales volume of refined oil.

The impaired loss incurred by the Refining and Chemicals segment increased by RMB3,738 million from the same period of 2010, which was mainly due to the increase in the provision for impairment made for certain refinery installations under circumstances of impairment.

Profit from Operations During the first half of 2011, the Refining and Chemicals segment incurred a loss from operations amounting to RMB20,993 million, of which a loss of RMB23,358 million was attributable to the refining business and a profit of RMB2,365 million was attributable to the chemical business.

Marketing

Turnover Turnover grew 49.4% from RMB533,280 million for the six months ended June 30, 2010 to RMB796,945 million for the six months ended June 30, 2011. The growth in turnover was primarily due to the rise in refined product prices, the increase in sales volumes of refined products and the increase in turnover from the trading of oil products. During the first half of 2011, the average selling price of gasoline was RMB7,737 per ton, representing a rise of 21.0% from the same period of 2010. The average selling price of diesel was RMB6,926 per ton, representing a rise of 20.0% from the same period of 2010. The average selling price of kerosene was RMB6,083 per ton, representing a rise of 28.9% from the same period of 2010.

Operating Expenses Operating expenses increased 49.0% from RMB525,749 million for the six months ended June 30, 2010 to RMB783,351 million for the six months ended June 30, 2011, of which:

Purchases, services and other expenses increased by RMB257,586 million from the same period of 2010, which was primarily due to the increase in the purchase costs of refined products and the increase in the operating expenses for the trading of oil products.

Profit from Operations During the first half of 2011, the Marketing segment’s profit from operations increased by 80.5% from RMB7,531 million for the six months ended June 30, 2010 to RMB13,594 million for the six months ended June 30, 2011.

Natural Gas and Pipeline

Turnover Turnover increased 54.1% from RMB52,945 million for the six months ended June 30, 2010 to RMB81,606 million for the six months ended June 30, 2011. The increase was primarily due to: (1) the increase in the sales volume of natural gas and gas transmission volume together with the rise in natural gas price; and (2) the further increase in the sales revenue of the LPG and city gas businesses for the reporting period.

Operating Expenses Operating expenses increased 69.8% from RMB41,730 million for the six months ended June 30, 2010 to RMB70,876 million for the six months ended June 30, 2011, of which:

Purchases, services and other expenses of the Natural Gas and Pipeline segment of the Group increased by RMB25,860 million from the same period of 2010, which was primarily due to the increase in the purchase costs of natural gas.

The depreciation, depletion and amortisation for the Natural Gas and Pipeline segment increased by RMB1,796 million from the same period of 2010.

Profit from Operations The Natural Gas and Pipeline segment recorded a profit from operations of RMB10,730 million for the six months ended June 30, 2011, representing a decrease of 4.3% from RMB 11,215 million for the six months ended June 30, 2010.

(3) Cash Flows

As at June 30, 2011, the primary sources of funds of the Group were cash provided by operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to shareholders of the Company.

The table below sets forth the cash flows of the Group for the six months ended June 30, 2011 and June 30, 2010, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30,
	2011	2010
	RMB million	RMB million
Net cash flows provided by operating activities	129,019	150,469
Net cash flows used for investing activities	(100,279)	(118,237)
Net cash flows from financing activities	41,064	8,177
Translation of foreign currency	612	(67)
Cash and cash equivalents at the end of the period	116,125	127,267

Net Cash Flows Provided by Operating Activities

The net cash flows of the Group provided by operating activities for the six months ended June 30, 2011 were RMB129,019 million, representing a decrease of 14.3% compared with RMB150,469 million for the six months ended June 30, 2010. This was mainly due to the change in working capital such as inventories and advances to suppliers. As at June 30, 2011, the Group had cash and cash equivalents of RMB116,125 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 84.8% were denominated in Renminbi, 14.3% were denominated in US Dollars and 0.9% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

The net cash flows of the Group used for investing activities for the six months ended June 30, 2011 were RMB100,279 million, representing a decrease of 15.2% compared with RMB118,237 million for the six months ended June 30, 2010. The decrease in cash flows used for investing activities was primarily due to the decrease in payouts for acquisitions of associated companies and joint ventures and the decrease in cash payments for capital expenditures for the reporting period.

Net Cash Flows from Financing Activities

The net cash flows of the Group from financing activities for the six months ended June 30, 2011 were RMB41,064 million, representing an increase of RMB32,887 million compared with the net cash flows from financing activities of RMB8,177 million during the six months ended June 30, 2010. This was primarily due to an increase in borrowings during the reporting period for the purpose of replenishing working capital.

The net borrowings of the Group as at June 30, 2011 and December 31, 2010, respectively, were as follows:

	As at June 30, 2011	As at December 31, 2010
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	187,573	102,268
Long-term borrowings	128,228	131,352

Total borrowings	315,801	233,620

Less: Cash and cash equivalents	116,125	45,709

Net borrowings	199,676	187,911

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The following table sets out the borrowings’ remaining contractual maturities as at June 30, 2011 and December 31, 2010, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2011	As at December 31, 2010
	RMB million	RMB million
To be repaid within one year	198,901	110,380
To be repaid within one to two years	13,018	41,533
To be repaid within two to five years	108,841	82,640
To be repaid after five years	25,440	26,642

	346,200	261,195

Of the total borrowings of the Group as at June 30, 2011, approximately 77.0% were fixed-rate loans and approximately 23.0% were floating-rate loans. Of the borrowings as at June 30, 2011, approximately 83.6% were denominated in Renminbi, 13.5% were denominated in US Dollars, 1.0% were denominated in Canadian Dollars and 1.9% were denominated in other currencies.

As at June 30, 2011, the gearing ratio of the Group (gearing ratio=interest-bearing debts/(interest-bearing debts + total equity) was 23.1% (as at December 31, 2010: 18.8%).

(4) Capital Expenditures

For the six months ended June 30, 2011, capital expenditures of the Group were RMB71,068 million, representing a decrease of 18.8% from RMB87,528 million for the same period of 2010. This was primarily due to completion and commissioning of major projects such as the Guangxi Petrochemical project in 2010 and certain major projects such as the Second West-East Gas Pipeline entering into completion stage in the first half of 2011 which resulted in decrease in capital expenditures. The following table sets out the capital expenditures incurred by the various segments of the Group for the six months ended June 30, 2011 and for the six months ended June 30, 2010 and the estimated capital expenditures for the various segments of the Group for the whole year of 2011.

	For the first half of 2011		For the first half of 2010		Estimates for 2011
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	37,516	52.8	46,140	52.7	171,800	53.7
Refining and Chemicals	10,530	14.8	15,229	17.4	48,000	15.0
Marketing	3,923	5.5	4,030	4.6	19,900	6.2
Natural Gas and Pipeline	18,632	26.2	21,994	25.1	77,300	24.2
Head Office and Others	467	0.7	135	0.2	3,000	0.9

Total	71,068	100.0	87,528	100.0	320,000	100.0

*	If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2010 and the first half of 2011, and the estimates for the same in the year of 2011 would be RMB52,229 million, RMB45,347 million, and RMB184,800 million, respectively.

Exploration and Production

For the six months ended June 30, 2011, capital expenditures in relation to the Exploration and Production segment amounted to RMB37,516 million which were mainly used in oil and gas exploration projects such as those in Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin, Tarim Basin and Junggar Basin, the construction of key production facilities at various oil and gas fields and the joint oil and gas exploration and development of projects in Central Asia, the Middle East and Asia Pacific.

The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2011 will amount to RMB 171,800 million. Exploration activities in China will mainly be focused on the overall control of the key oil and gas regions such as Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin and Tarim Basin. Development activities will be focused on the construction of new proved oil and gas fields, while efforts to maintain stable or increasing output will also be focused on areas such as Daqing, Changqing, Liaohe and Tarim oil and gas fields. International business will be focused on the joint oil and gas exploration and development in Central Asia, the Middle East, Americas and Asia Pacific.

Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for the six months ended June 30, 2011 amounted to RMB10,530 million, which were mainly used for the construction of refining facilities at Sichuan Petrochemical, Ningxia Petrochemical and Huhhot Petrochemical and the construction of large scale ethylene projects such as Sichuan Petrochemical and Fushun Petrochemical.

The Group anticipates that capital expenditures for the Refining and Chemicals segment for the twelve months ending December 31, 2011 will amount to RMB48,000 million, approximately RMB28,000 million of which will be used for refining facilities construction and expansion, mainly including refining projects in Sichuan Petrochemical, Huhhot Petrochemical and Ningxia Petrochemical, and approximately RMB20,000 million of which will be used for chemical facilities construction and expansion, mainly including construction of large scale ethylene projects in Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical.

Marketing

Capital expenditures for the Marketing segment for the six months ended June 30, 2011 amounted to RMB3,923 million, which were mainly used for the construction of sales network facilities including service stations and oil depots.

The Group anticipates that capital expenditures for the Marketing segment for the twelve months ending December 31, 2011 will amount to RMB19,900 million, which are expected to be used primarily for the construction and expansion of sales networks in effective markets.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment for the six months ended June 30, 2011 amounted to RMB18,632 million, which were mainly used in the construction of projects including the Second West-East Gas Pipeline, the Shandong Natural Gas Pipeline Network and the LNG projects.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2011 will amount to RMB77,300 million, which are expected to be used primarily for the construction of key oil and gas transmission pipelines such as the branches of Second West-East Gas Pipeline, Lanzhou-Chengdu Crude Oil Pipeline, associated LNG projects and city gas storage facilities.

Head Office and Other

Capital expenditures for the Head Office and Other segment for the six months ended June 30, 2011 were RMB467 million.

The Group anticipates that capital expenditures for the Head Office and Other segment for the twelve months ending December 31, 2011 will amount to RMB3,000 million, which are expected to be used primarily for scientific research and development activities and the establishment of information systems.

1.1.1.2 The financial data set out below is extracted from the consolidated financial statements of the Group prepared under CAS

(1) Principal operations by segment under CAS

	Income from principal operations for the first half of 2011	Cost of principal operations for the first half of 2011	Gross margin*	Change in income from principal operations compared with the same period of the preceding year	Change in cost of principal operations compared with the same period of the preceding year	Increase (decrease) in gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)
Exploration and production	371,600	182,528	31.9	45.1	39.2	(3.0)
Refining and chemicals	417,230	362,934	(0.3)	31.5	45.7	(6.4)
Marketing	792,606	755,466	4.5	49.4	51.2	(1.2)
Natural gas and pipeline	80,867	67,071	16.0	54.3	70.3	(7.6)
Head Office and Other	118	52	—	57.3	52.9	—
Inter-segment elimination	(725,329)	(724,912)	—	—	—	—
Total	937,092	643,139	17.7	39.4	47.3	(4.8)

*	Gross margin=Profit from principal operations / Income from principal operations.

During the reporting period, the total amount of connected transactions between the Group and CNPC and its subsidiaries in respect of sales of products and provision of services amounted to RMB 27,575 million.

(2) Principal operations by region under CAS

	First half of 2011	First half of 2010	Change compared with the same period of the preceding year
Revenue from external customers	RMB million	RMB million	(%)
Mainland China	687,021	504,892	36.1
Other	265,226	179,905	47.4
Total	952,247	684,797	39.1

(3) Business Prospect in the Second Half of 2011

In the second half of 2011, due to the increasing uncertainty in global economic recovery, aggravated volatility of the international financial market and the apparent trend of the US dollar depreciation, volatility risk of international oil prices is increasing. The Chinese economy is expected to grow fast and steady. Energy production and consumption in China is expected to maintain their steady growth trend and the importance of natural gas as a quality clean energy source will become more visible. In face of the economic uncertainty, the Group will organise its production and operation in a scientific manner, focus on both quality and economic efficiency, and keep foresight and flexibility in policy making. The Group will continue to strengthen the basis for further development and will reinforce and improve the favorable trends in its production and operations.

In respect of exploration and production operations, the Group will continue to implement the “Peak Growth in Oil and Gas Reserves” Program and maintain its leading position in the upstream operations in China. Great emphasis will be placed on large-scale, efficient and scientific exploration and on at key basins and major projects with a view to ensuring full accomplishment of oil and gas reserve tasks for the whole year. The Group will strengthen production and operation management of oil and gas fields, closely monitor production status, continue to promote the change of development model in existing oilfields, lay a solid foundation for the stable production of oilfields, proactively develop non-conventional energy and push forward the new energy business of the Group in a steady manner.

In respect of refining and chemicals operations, the Group will adhere to its strategy of “stable, balanced, efficient, controlled and coordinated” operations and will overcome difficulties, strengthen management, and optimise the import of crude oil and allocation of resources to ensure stable production of the refining and petrochemical facilities. The Group will assess the market changes in a scientific manner in order to flexibly adjust its marketing strategies for petrochemical products and speed up the development of new petrochemical products. The Group will continue to make strategic adjustment to the allocation and structure of the refining and petrochemical business and achieve the key project construction targets.

In respect of the sale of refined products, the Group will guarantee market supply while raising its economic efficiency. It will optimise its products structure and allocation of resources. The various economic indicators will continue to be improved with a view to raising profitability. The Group will make greater efforts to procure resources and will also organise input of resources in a scientific manner. In addition, the Group will make more efforts to build up its marketing network and to ensure supply of oil products in key areas and during important time periods.

In respect of natural gas and pipeline operations, the Group will stick to the principle of economic efficiency, market orientation and commercialised operation. It will coordinate and balance domestically produced gas, imported gas and LNG resources. The Group will make the best use of its overall advantages in respect of integration of upstream and downstream business, optimise the pipeline network operation and allocation of resources, systematically organise the construction of pipeline network, enhance the management of oil and gas distribution and pipeline operation and ensure a safe, steady and orderly supply of gas.

In respect of international operations, the Group will continue to expand international energy co-operation. Focusing on the increase in the operating performance of overseas projects and economic efficiency, the Group will strengthen its management of the overseas production of oil and gas and enhance its competitiveness in overseas markets and adaptability to the international business environment. The Group will accelerate the development of, and further increase the scale of, its international trading business, and will also build its competitive international trade system.

2. Utilisation of proceeds from fund raising

Total amount of proceeds	In October 2007, the Company issued 4 billion A shares. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million, respectively.		Total amount of proceeds used during the reporting period	RMB487 million
			Accumulated amount of proceeds used	RMB64,475 million

Committed project	Proposed investment (RMB million)	Modification of the project	Actual investment (RMB million)	Realised return on investment	Progress as planned	Achieved expected return
Project to increase the crude oil production capacity of Changqing Oilfield	6,840	No	6,840	Achieved expected return	Yes	Yes
Project to increase the crude oil production capacity of Daqing Oilfield	5,930	No	5,930	Achieved expected return	Yes	Yes
Project to increase the crude oil production capacity of Jidong Oilfield	1,500	No	1,500	Achieved expected return	Yes	Yes
Dushanzi Petrochemical’s projects – processing and refining sulphurbearing crude oil imported from Kazakhstan and ethylene technology development projects	17,500	No	17,500	Achieved expected return	Yes	Yes
Daqing Petrochemical 1.2 million tons/year ethylene redevelopment and expansion project	6,000	No	4,232	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Total	37,770		36,002
Projects not progressing as planned and not achieving expected return	—
Projects modified and Modification procedures	—
Application and status of unused proceeds	The unutilised portion of the net proceeds from the A share issuance has been deposited into the designated bank accounts maintained by the Company.

3. Projects not funded by proceeds from fund raising

Unit: RMB million

Name of project	Total project amount	Progress of project	Project return
Sichuan 10 million tons crude oil per year refinery project	16,313	Principal installation in progress	Evaluations show that the projects meet the Company’s return benchmarks. Actual return of the project to be confirmed only upon commissioning.
Sichuan project with an ethylene output of 0.8 million tons per year	18,658	Principal installation in progress
Fushun Petrochemical ethylene expansion project	15,060	Principal installation in progress
Second West-East Gas Pipeline	142,243	The trunk completed and the branches of Jingbian and the branches of Zhangshu-Xiangtan completed
Lanzhou-Zhengzhou-Changsha Refined Products Pipeline	11,900	The trunk completed and the Xiangtan branch and Yueyang branch in progress

By order of the Board

Jiang Jiemin

Chairman

Beijing, PRC

August 25, 2011

SIGNIFICANT EVENTS

1. Governance of the Company

During the reporting period, the Company has been operating in accordance with domestic and overseas regulatory requirements. With reference to the status quo of the Company and in accordance with the Articles of Association of the Company (the “Articles of Association”) and related laws, regulations and listing rules, the Company has been constantly adopting, improving and effectively implementing work systems and related work processes for the Board and its various specialised committees. In order for the Company to be more adaptive to the changes in regulatory requirements, the Company is further improving the system on which its corporate governance is founded. During the reporting period, through the co-ordination and checks and balances among the Shareholders’ General Meeting, the Board and the respective specialised committees, the Supervisory Committee and the management led by the President of the Company together with the effective operations of the internal control systems, the internal management operations of the Company have been further standardised and the level of its corporate governance has been continually enhanced.

2. Compliance with Code on Corporate Governance Practices

The Company has complied with the code provisions under the Code on Corporate Governance Practices set out in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “HKEx Listing Rules”) applicable during the six months ended June 30, 2011.

3. Final Dividends for 2010 and Interim Dividends for 2011 and Closure of Register of Members

(1) Final Dividends for 2010

Final dividends in respect of 2010 of RMB0.18357 per share (inclusive of tax) amounted to a total of RMB33,597 million were approved by the shareholders at the annual general meeting of the Company on May 18, 2011 and were paid on June 30, 2011.

For the arrangements in relation to the individual income tax on the final dividend for the individual shareholders who hold the Company’s H shares and whose names appear on the register of members of H shares of the Company (the “Individual H Shareholders”) for the year of 2010 withheld and paid by the Company and the tax refund, please refer to the announcement of the Company dated June 23, 2011 in respect of the information on the payment of final dividend and the announcement of the Company dated July 28, 2011 in respect of the further information on the payment of final dividend. The Company will apply to the competent tax authorities and upon their approvals, arrange the refund of over-withheld tax amounts.

(2) Interim Dividends for 2011 and Closure of Register of Members

The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2011 at the shareholders’ meeting held on May 18, 2011. The Board has resolved to declare and pay to all shareholders of the Company of interim dividends of RMB0.16229 per share (inclusive of tax) for the six months ended June 30, 2011 on the basis of 183,020,977,818 total shares of the Company as at June 30, 2011. The total amount of the interim dividends payable is RMB29,703 million.

The interim dividends of the Company will be paid to shareholders whose names appear on the register of members of the Company on September 14, 2011. The register of members of H shares will be closed from September 9, 2011 to September 14, 2011 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on September 8, 2011. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of September 14, 2011 will be eligible for the interim dividends.

In accordance with the relevant provisions of the Company’s Articles of Association, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars to be calculated based on the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the interim dividends by the Board of Directors.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H share of the Company. Any H shares registered in the name of non-Individual H Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what has been registered on the Company’s H share register of members on September 14, 2011.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for the Individual H Shareholders and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rates of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No. 124) (《国家税务总局关於印发<非居民享受税收协议待遇管理办法（试行）>的通知》（国税发[2009]124号）). For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% and other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 14, 2011 and will withhold and pay the individual income tax based on the register of members of the Company as at September 14, 2011. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 8, 2011 and the correspondence details are as follows: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, tel: (852) 2862 8648. If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on September 14, 2011.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

4. Material litigation and arbitration events

The Company was not involved in any material litigation or arbitration during the reporting period.

5. External Investments

(1) Interests in other listed securities held by the Company

As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

Unit: HK$ million

Stock code	stock short name	Initial investment amount	Number of shares held (million)	Shareholding (%)	Book value as at end of reporting period	Profit or loss for reporting period	Changes in owners’ equity during reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY (1)	742	2,513.92	50.74	742	—	—	Long term equity investment	Acquisition

Note (1)	The Group held the shares in Kunlun Energy Limited (formerly known as CNPC (HK) Limited), a company whose shares are listed on the Hong Kong Stock Exchange, through Sun World Limited, its overseas wholly-owned subsidiary.

(2) Shareholding of the Company in commercial banks, securities companies, insurance companies, trust companies, future companies and other financial corporations

Unit: RMB million

Name of investment target	Initial investment amount	Number of shares held (million)	Shareholding (%)	Book value as at end of reporting period	Profit or loss for reporting period	Changes in owners’ equity during reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd.	9,917	2,666.00	49	12,128	921	(5)	Long term equity investment	Capital increase

(3) Investment in securities

During the reporting period, no disclosure is required to be made.

6. Acquisition, Sale of Assets and Restructuring of Assets

The Group has no major acquisition or major disposal during the reporting period.

7. Material connected transactions

(1) Continuing connected transaction

Connected transactions with CNPC

Pursuant to the HKEx Listing Rules and the SSE Listing Rules, CNPC is a connected person of the Company as it is the controlling shareholder of the Company, and the transactions between the Group and CNPC as well as the jointly-held entities constitute connected transactions of the Company. The Group and CNPC as well as the jointly-held entities continue to carry out certain existing continuing connected transactions. The Company has obtained independent shareholders’ approval at the general meeting held on October 21, 2008 for a renewal of the existing continuing connected transactions and the new continuing connected transactions, and the proposed new caps for existing continuing connected transactions and the new continuing connected transactions for the period from January 1, 2009 to December 31, 2011.

The Group and CNPC as well as the jointly-held entities will continue to carry out the existing continuing connected transactions referred to in the following agreements:

1) Comprehensive Products and Services Agreement

2) Land Use Rights Leasing Contract

3) Buildings Leasing Contract and Supplementary Buildings Leasing Agreement

4) Intellectual Property Licensing Contracts

5) Contract for the Transfer of Rights under Production Sharing Contracts

6) Debts Guarantee Contract

Details of the above agreements were set out in the section headed “Connected Transactions” of the 2008 annual report of the Company published on the website of Shanghai Stock Exchange on March 26, 2009. Details of the amendments to the Comprehensive Products and Services Agreement were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 27 and 28, 2008 respectively, and were also set out in the documents published on the website of Shanghai Stock Exchange in respect of the Second Extraordinary General Meeting of the Company in 2008.

(2) Performance of the Continuing Connected Transaction during the Reporting Period

During the reporting period, in accordance with the CAS, the total transaction amounts of the connected transactions incurred between the Group and its connected parties were RMB127,928 million, of which the transaction amounts resulting from the sales of goods and provision of services by the Group to its connected parties amounted to RMB36,389 million, representing 3.82% of the amount of similar transactions of the Group, and the transaction amounts resulting from the purchase of goods and provision of services from the connected parties to the Group amounted to RMB91,539 million, representing 11.9% of the amount of similar transactions of the Group. The balance of the capital provided by the connected parties to the Group amounted to RMB123,293 million.

(3) Details of the connected transactions during the reporting period have been set out in Note 52 to the financial statements of the Group prepared under CAS and Note 18 to the consolidated condensed financial statements of the Group prepared under IFRS.

8. Material Contracts and Performance

(1) During the reporting period, there were no trusteeship, sub-contracting and leasing of assets of other companies by the Company which would contribute profit to the Company of 10% or more of its total profits for the year.

(2) The Group had no material guarantee during the reporting period.

(3) The Company did not entrust any other person to carry out money management during the reporting period nor were there any such entrustment that was extended from prior period to the reporting period.

(4) The Company had no material authorisation for financial management or material entrusted loan during the reporting period.

(5) Save as disclosed in this interim report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

9. Performance of Commitments

Specific undertakings made by CNPC, the controlling shareholder of the Company, as at the end of the reporting period:

Name of Shareholder	Undertaking	Performance of Undertaking
CNPC	According to the Restructuring Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to indemnify the Company against any claims or damages arising or resulting from certain matters in the Restructuring Agreement.	As at June 30, 2011, CNPC had obtained formal land use right certificates in relation to 27,886 out of 28,649 parcels of land and some building ownership certificates for the buildings pursuant to the undertaking in the Restructuring Agreement, but has not completed all of the necessary governmental procedures for the service stations located on collectively-owned land. The use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed.

According to the Non-Competition Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to the Company that CNPC will not, and will procure its subsidiaries not to, develop, operate, assist in operating nor participate in any businesses by itself or jointly with another company within or outside the PRC that will compete with or lead to competition with the core businesses of the Group. According to the Agreement, CNPC has also granted to the Company pre-emptive rights to transaction with regards to part of its assets.

Currently, CNPC owns the following businesses which are identical or similar to the core businesses of the Group:

CNPC has overseas operations in relation to exploration and production of crude oil and natural gas as well as production, storage and transportation of petroleum, chemical and related petroleum products. CNPC has oil and gas exploration and development operations in many overseas countries and regions.

As the laws of the country where ADS are listed prohibit its citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC did not inject the overseas oil and gas projects in certain countries to the Company.

On May 25, 2011, CNPC increased its shareholdings in the Company via the trading system of the Shanghai Stock Exchange. CNPC intends to continue to increase its shareholdings in the Company, either in its own name or through parties acting in concert with it, via the secondary market within 12 months from May 25, 2011 in an aggregated amount not exceeding 2% of the total issued share capital of the Company. CNPC undertakes that it will not sell any shares during the period of the implementation of the Further Acquisition Plan and within the statutory period.

CNPC did not breach any relevant undertakings.

10. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholder and de facto controller and remedies thereto

During the reporting period, none of the Directors, Supervisors, senior management, controlling shareholder or de facto controller was subject to any investigation, administrative penalty, denial of participation in the securities market or deemed unsuitable to act as directors by the China Securities Regulatory Commission, nor was there any administrative penalty by other administrative authorities or public condemnation by stock exchanges.

11. Repurchase, Sale or Redemption of Securities

The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the six months ended June 30, 2011.

12. Interests of Directors and Supervisors in the Share Capital of the Company

As at June 30, 2011, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

13. Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the HKEx Listing Rules (the “Model Code”) in respect of dealing of the Company’s shares by its directors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code.

14. Audit Committee

The Audit Committee of the Company formed pursuant to Appendix 14 of the HKEx Listing Rules comprises Mr Franco Bernabè, Mr Cui Junhui, Mr Chen Zhiwu and Mr Wang Guoliang.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2011.

15. Events after Balance Sheet Date

(1) On July 1, 2011, PetroChina International (London) Co., Ltd. (“PCI”), a wholly-owned subsidiary of the Group, completed its transaction with INEOS Group Holdings plc for the establishment of joint ventures in Europe engaging in trading and refining activities. PCI has paid US$1.015 billion (approximately RMB6.569 billion) in cash to acquire shares in the joint ventures.

(2) On July 27, 2011, the Ministry of Finance of the PRC, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC jointly issued the Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy ( Cai Shui [2011] No.58) (《关於深入实施西部大开发战略有关税收政策问题的通知》(财税 [2011] 58号)) which provides that from January 1, 2011 to December 31, 2020, the enterprise income tax for the enterprises engaging in the encouraged industries in the West China Region will be charged at a preferential rate of 15% and that the List of Industries Encouraged for the West China Region will be announced separately.

(3) On August 1, 2011, the Ministry of Finance of the PRC, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC jointly issued the Circular on Issues Concerning a Proportionate Refund of Value-Added Tax (“VAT”) on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39) (《关於对2011-2020年期间进口天然气及2010年底前“中亞亚气”项目进口天然气按比例返还进口环节增值税有关问题的通知》(财关税 [2011] 39号)). The Group will, in accordance with the circular, apply to the relevant PRC governmental departments for a refund of the VAT on imported natural gas.

16. Disclosure of Other Information

Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2010 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the HKEx Listing Rules.

17. Index of Information Disclosure

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release

Joint announcement issued pursuant to Rule 13.09 of the Hong Kong Stock Exchange Listing Rules	China Securities Journal, Shanghai Securities News and Securities Times	January 11, 2011	Website of the Hong Kong Stock Exchange
Share Announcement			Website of the Shanghai Stock Exchange

Possible Discloseable Transaction		January 31, 2011	Website of the Hong Kong Stock Exchange

H Share Announcement		February 1, 2011	Website of the Shanghai Stock Exchange

Notice of Board Meeting		March 1, 2011	Website of the Hong Kong Stock Exchange

Share Announcement		March 2, 2011	Website of the Shanghai Stock Exchange

Annual Report (A Share)		March 18, 2011	Website of the Shanghai Stock Exchange

Summary of Annual Report (results announcement)	China Securities Journal, Shanghai Securities News and Securities Times	March 18, 2011	Website of the Shanghai Stock Exchange Website of the Hong Kong Stock Exchange

Announcement of the Resolutions Passed at the Twelfth Meeting of the Fourth Session of the Board of Directors	China Securities Journal, Shanghai Securities News and Securities Times	March 18, 2011	Website of the Shanghai Stock Exchange Website of the Hong Kong Stock Exchange

Announcement of the Resolutions Passed at the Twelfth Meeting of the Fourth Session of the Supervisory Committee	China Securities Journal, Shanghai Securities News and Securities Times	March 18, 2011	Website of the Shanghai Stock Exchange Website of the Hong Kong Stock Exchange

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release

Announcement of the Internal Control and Audit Report		March 18, 2011	Website of the Shanghai Stock Exchange Website of the Hong Kong Stock Exchange

Report on Sustainable Development of 2010		March 18, 2011	Website of the Shanghai Stock Exchange Website of the Hong Kong Stock Exchange

Circular (General Mandate to Issue Shares, General Mandate to Issue Bonds and Election and Appointment of Directors and Supervisors)		March 31, 2011	Website of the Hong Kong Stock Exchange

Notice of 2010 Annual General Meeting	China Securities Journal, Shanghai Securities News and Securities Times	April 1, 2011	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Annual Report (H Share)		April 6, 2011	Website of the Hong Kong Stock Exchange

Discloseable Transaction			Website of the Hong Kong Stock Exchange

H Share Announcement	China Securities Journal, Shanghai Securities News and Securities Times	April 9, 2011	Website of the Shanghai Stock Exchange

Notice of Board Meeting		April 11, 2011	Website of the Hong Kong Stock Exchange

H Share Announcement		April 12, 2011	Website of the Shanghai Stock Exchange

Clarification Announcement		April 14, 2011	Website of the Hong Kong Stock Exchange

Announcement on Resignation of Directors and Amendments to Matters covered in the General Meeting Notice	China Securities Journal, Shanghai Securities News and Securities Times	April 15, 2011	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

First Quarterly Report of 2010	China Securities Journal, Shanghai Securities News and Securities Times	April 28, 2011	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Information on the Annual General Meeting for the Year 2010		May 11, 2011	Website of the Shanghai Stock Exchange

Resolutions Passed at the Annual General Meeting for the Year of 2010 and Payment of the Final Dividends		May 18, 2011	Website of the Hong Kong Stock Exchange

Election and Appointment of Directors and Supervisors		May 18, 2011	Website of the Hong Kong Stock Exchange

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release

Appointment of Chairman and Vice Chairman		May 19, 2011	Website of the Hong Kong Stock Exchange

Announcement on Election of Employee Supervisors for the Fifth Session of the Supervisory Committee	China Securities Journal, Shanghai Securities News and Securities Times	May 19, 2011	Website of the Shanghai Stock Exchange

Announcement on Resolutions Passed at the Annual General Meeting for the Year 2010	China Securities Journal, Shanghai Securities News and Securities Times	May 19, 2011	Website of the Shanghai Stock Exchange

Announcement on Resolutions Passed at the First Meeting of the Fifth Session of the Supervisory Committee	China Securities Journal, Shanghai Securities News and Securities Times	May 20, 2011	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on Resolutions Passed at the First Meeting of the Fifth Session of the Board of Directors	China Securities Journal, Shanghai Securities News and Securities Times	May 20, 2011	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on the Declaration of Final Dividends for 2010 to shareholders of A shares	China Securities Journal, Shanghai Securities News and Securities Times	May 26, 2011	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on the Increase of Shares held by the Controlling Shareholder in the Company	China Securities Journal, Shanghai Securities News and Securities Times	May 27, 2011	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on Resignation of an Independent Supervisor	China Securities Journal, Shanghai Securities News and Securities Times	June 16, 2011	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Information on the Payment of Final Dividend		June 23, 2011	Website of the Hong Kong Stock Exchange
H Share Announcement		June 24, 2011	Website of the Shanghai Stock Exchange

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1. Change of Directors, Supervisors and Senior Management of the Company

On April 15, 2011, Mr Wang Yilin resigned as Director of the Company due to his appointment as Chairman of China National Offshore Oil Corporation.

During the 2010 Annual General Meeting held on May 18, 2011, the Company adopted the Resolution on Election of Directors for the New Session of the Board of Directors, as well as the Resolution on Election of Supervisors for the New Session of the Supervisory Committee.

Approval was given at the Annual General Meeting for Mr Jiang Jiemin, Mr Zhou Jiping, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan to be elected as Directors of the Company and for Mr Liu Hongru, Mr Franco Bernab, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu to be elected as Independent Directors of the Company. The above elected directors formed the Fifth Session of the Board of Directors of the Company. Mr Zeng Yukang, Mr Wang Fucheng and Mr Jiang Fan ceased to be Directors of the Company and Mr Chee-Chen Tung ceased to be Independent Director of the Company.

Approval was given at the Annual General Meeting for Mr Chen Ming, Guo Jinping, Mr Wen Qingshan and Mr Sun Xianfeng to be elected as Supervisors of the Company and for Mr Li Yuan and Mr Wang Daocheng to be elected as Independent Supervisors of the Company. The above supervisors, together with the three employee supervisors (Mr Wang Guangjun, Mr Yao Wei and Mr Liu Hehe) elected by employees of the Company, formed the Fifth Session of the Supervisory Committee of the Company. Mr Yu Yibo ceased to be Supervisor of the Company.

As required by the Company’s Articles of Association, the fifth session for each of the Board of Directors and the Supervisory Committee is for a period of three years, commencing from May 18, 2011 and ending on the date on which the 2013 Annual General Meeting will be convened in 2014.

The First Meeting of the Fifth Session of the Board of Directors of the Company was held on May 19, 2011. Having deliberated and voted on the Resolution on Election of Chairman and Vice Chairman of the Board of Directors of the Company, the Directors at the meeting unanimously agreed that Mr Jiang Jiemin be elected as Chairman of the Board of Directors of the Company and Mr Zhou Jiping be elected as Vice Chairman of the Board of Directors of the Company.

The First Meeting of the Fifth Session of the Supervisory Committee of the Company was held on May 18, 2011. Having deliberated and voted on the Resolution on Election of Chairman of the Fifth Session of the Supervisory Committee of the Company, the Supervisors at the meeting unanimously agreed that Mr Chen Ming be elected as Chairman of the Fifth Session of the Supervisory Committee.

Mr Li Yuan ceased to be Independent Supervisor of the Company due to personal reasons, with effect from June 15, 2011.

2. Basic Particulars of the current Directors, Supervisors and other Senior Management

Directors

Name	Gender	Age	Position
Jiang Jiemin	Male	55	Chairman of the Board
Zhou Jiping	Male	59	Vice Chairman of the Board, President
Li Xinhua	Male	58	Non-executive Director
Liao Yongyuan	Male	48	Executive Director, Vice-President
Wang Guoliang	Male	58	Non-executive Director
Wang Dongjin	Male	48	Non-executive Director
Yu Baocai	Male	46	Non-executive Director
Ran Xinquan	Male	46	Non-executive Director
Liu Hongru	Male	80	Independent Non-executive Director
Franco Bernabè	Male	62	Independent Non-executive Director
Li Yongwu	Male	67	Independent Non-executive Director
Cui Junhui	Male	65	Independent Non-executive Director
Chen Zhiwu	Male	48	Independent Non-executive Director

Supervisors

Name	Gender	Age	Position
Chen Ming	Male	60	Chairman of the Supervisory Committee
Guo Jinping	Male	54	Supervisor
Wen Qingshan	Male	52	Supervisor
Sun Xianfeng	Male	58	Supervisor
Wang Guangjun	Male	47	Employee Supervisor
Yao Wei	Male	55	Employee Supervisor
Liu Hehe	Male	48	Employee Supervisor
Wang Daocheng	Male	71	Independent Supervisor

Particulars of other Senior Management

Name	Gender	Age	Position
Shen Diancheng	Male	52	Vice President
Sun Longde	Male	49	Vice President
Liu Hongbin	Male	48	Vice President
Zhou Mingchun	Male	44	Chief Financial Officer
Li Hualin	Male	48	Vice President and Secretary to the Board of Directors
Zhao Zhengzhang	Male	54	Vice President
Bo Qiliang	Male	48	Vice President
Sun Bo	Male	51	Vice President
Lin Aiguo	Male	53	Chief Engineer
Wang Daofu	Male	55	Chief Geologist
Huang Weihe	Male	53	Chief Engineer

3. Shareholdings of the Diredtors, Supervisors and Senior Management

During the reporting period, there is no issue required to be disclosed in this respect.

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

		June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
ASSETS	Notes	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	7	119,743	52,210	82,642	28,336
Notes receivable	8	14,949	5,955	12,544	9,500
Accounts receivable	9a	58,033	45,005	6,778	5,374
Advances to suppliers	10	57,601	37,935	40,777	24,809
Other receivables	9b	8,770	5,837	20,180	31,942
Inventories	11	174,718	134,888	141,295	106,540
Other current assets		467	8,050	198	5,483

Total current assets		434,281	289,880	304,414	211,984

Non-current assets
Available-for-sale financial assets	12	1,930	1,935	902	517
Long-term equity investments	13	68,855	63,546	214,602	201,422
Fixed assets	14	422,291	408,041	335,583	325,278
Oil and gas properties	15	585,799	590,484	392,385	398,115
Construction in progress	17	215,439	229,798	153,825	167,245
Construction materials	16	10,597	9,983	8,841	8,741
Intangible assets	18	38,393	37,221	29,688	28,381
Goodwill	19	3,264	3,068	119	119
Long-term prepaid expenses	20	18,308	17,247	15,568	14,533
Deferred tax assets	33	388	284	—	—
Other non-current assets		9,711	4,881	287	316

Total non-current assets		1,374,975	1,366,488	1,151,800	1,144,667

TOTAL ASSETS		1,809,256	1,656,368	1,456,214	1,356,651

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF JUNE 30, 2011 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
		The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	22	144,947	97,175	137,462	100,593
Notes payable	23	2,886	3,039	100	443
Accounts payable	24	201,127	209,015	113,950	129,794
Advances from customers	25	26,563	29,099	18,316	20,505
Employee compensation payable	26	11,313	5,696	9,764	4,552
Taxes payable	27	73,692	57,277	54,893	44,923
Other payables	28	40,677	19,845	34,854	14,236
Current portion of non-current liabilities	30	42,626	5,093	37,124	2,122
Other current liabilities		2,742	3,497	870	2,462

Total current liabilities		546,573	429,736	407,333	319,630

Non-current liabilities
Long-term borrowings	31	60,461	33,578	37,301	19,429
Debentures payable	32	67,767	97,774	67,500	97,500
Provisions	29	62,972	60,364	42,778	41,048
Deferred tax liabilities	33	17,497	21,424	2,739	6,494
Other non-current liabilities		3,529	3,391	2,771	2,697

Total non-current liabilities		212,226	216,531	153,089	167,168

Total liabilities		758,799	646,267	560,422	486,798

Shareholders’ equity
Share capital	34	183,021	183,021	183,021	183,021
Capital surplus	35	115,790	115,845	127,976	127,987
Special reserve		10,672	8,491	7,773	5,963
Surplus reserves	36	138,637	138,637	127,537	127,537
Undistributed profits	37	526,669	494,146	449,485	425,345
Currency translation differences		(531)	(1,097)	—	—

Equity attributable to equity holders of the Company		974,258	939,043	895,792	869,853

Minority interest	38	76,199	71,058	—	—

Total shareholders’ equity		1,050,457	1,010,101	895,792	869,853

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,809,256	1,656,368	1,456,214	1,356,651

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

Items	Notes	For the six months ended June 30, 2011	For the six months ended June 30, 2010	For the six months ended June 30, 2011	For the six months ended June 30, 2010
		The Group	The Group	The Company	The Company
Operating income	39	952,247	684,797	621,316	464,121
Less: Cost of sales	39	(656,752)	(448,217)	(441,194)	(309,226)
Tax and levies on operations	40	(129,370)	(86,064)	(94,245)	(66,619)
Selling expenses	41	(24,476)	(26,471)	(18,268)	(21,142)
General and administrative expenses	42	(38,459)	(31,496)	(30,101)	(24,727)
Finance expenses	43	(4,998)	(2,919)	(5,172)	(2,794)
Asset impairment losses	44	(4,402)	(3,142)	(4,195)	(3,049)
Add: Investment income	45	5,742	2,626	37,977	30,948

Operating profit		99,532	89,114	66,118	67,512

Add: Non-operating income	46a	1,484	1,028	1,135	777
Less: Non-operating expenses	46b	(2,765)	(1,604)	(2,448)	(1,409)

Profit before taxation		98,251	88,538	64,805	66,880

Less: Taxation	47	(24,554)	(18,216)	(7,117)	(4,967)

Net profit		73,697	70,322	57,688	61,913

Attributable to:
Equity holders of the Company		66,006	65,211	57,688	61,913
Minority interest		7,691	5,111	—	—

Earnings per share
Basic earnings per share (RMB Yuan)	48	0.36	0.36	0.32	0.34
Diluted earnings per share (RMB Yuan)	48	0.36	0.36	0.32	0.34

Other comprehensive income/(loss)	49	51	437	(11)	(15)

Total comprehensive income		73,748	70,759	57,677	61,898
Attributable to:
Equity holders of the Company		66,572	65,528	57,677	61,898
Minority interest		7,176	5,231	—	—

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

Items	Notes	For the six months ended June 30, 2011	For the six months ended June 30, 2010	For the six months ended June 30, 2011	For the six months ended June 30, 2010
		The Group	The Group	The Company	The Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services		1,086,351	782,188	718,094	537,714
Refund of taxes and levies		489	316	489	316
Cash received relating to other operating activities		909	3,592	16,052	7,702

Sub-total of cash inflows		1,087,749	786,096	734,635	545,732

Cash paid for goods and services		(699,895)	(429,248)	(476,718)	(298,061)
Cash paid to and on behalf of employees		(39,437)	(32,338)	(27,744)	(23,931)
Payments of taxes and levies		(189,452)	(142,746)	(129,541)	(103,351)
Cash paid relating to other operating activities		(29,946)	(31,295)	(16,791)	(28,135)

Sub-total of cash outflows		(958,730)	(635,627)	(650,794)	(453,478)

Net cash flows from operating activities	50a	129,019	150,469	83,841	92,254

Cash flows from investing activities
Cash received from disposal of investments		3,448	156	3,039	68
Cash received from returns on investments		2,349	2,705	37,781	31,718
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		423	130	301	110

Sub-total of cash inflows		6,220	2,991	41,121	31,896

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(104,433)	(105,803)	(75,002)	(69,752)
Cash paid to acquire investments		(2,066)	(15,425)	(12,697)	(21,791)

Sub-total of cash outflows		(106,499)	(121,228)	(87,699)	(91,543)

Net cash flows from investing activities		(100,279)	(118,237)	(46,578)	(59,647)

Cash flows from financing activities
Cash received from capital contributions		1,247	582	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		1,247	582	—	—
Cash received from borrowings		220,124	140,709	140,792	108,083
Cash received relating to other financing activities		121	78	78	48

Sub-total of cash inflows		221,492	141,369	140,870	108,131

Cash repayments of borrowings		(137,267)	(103,949)	(80,942)	(77,190)
Cash payments for interest expenses and distribution of dividends or profits		(43,093)	(29,058)	(39,846)	(26,886)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(2,531)	(1,793)	—	—
Cash payments relating to other financing activities		(68)	(185)	(39)	(185)

Sub-total of cash outflows		(180,428)	(133,192)	(120,827)	(104,261)

Net cash flows from financing activities		41,064	8,177	20,043	3,870

Effect of foreign exchange rate changes on cash and cash equivalents		612	(67)	—	—

Net increase in cash and cash equivalents	50b	70,416	40,342	57,306	36,477

Add: Cash and cash equivalents at beginning of the period		45,709	86,925	25,336	66,888

Cash and cash equivalents at end of the period	50c	116,125	127,267	82,642	103,365

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

Items	Shareholders’ equity attributable to the Company						Minority interest	Total shareholders’ equity
	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Currency translation differences
Balance at January 1, 2010	183,021	116,379	8,075	125,447	419,046	(4,186)	60,329	908,111

Changes in the six months ended June 30, 2010
Total comprehensive income	—	(24)	—	—	65,211	341	5,231	70,759
Special reserve - Safety Fund
Appropriation	—	—	2,087	—	—	—	3	2,090
Utilisation	—	—	(152)	—	152	—	—	—
Profit distribution
Distribution to shareholders	—	—	—	—	(23,799)	—	(1,982)	(25,781)
Other changes in equity
Acquisition of subsidiaries	—	—	—	—	—	—	889	889
Purchase of minority interest in subsidiaries	—	(14)	—	—	—	—	(23)	(37)
Capital contribution from minority interest	—	—	—	—	—	—	582	582
Disposal of subsidiaries	—	—	—	—	—	—	(31)	(31)
Other	—	(147)	—	—	—	—	14	(133)

Balance at June 30, 2010	183,021	116,194	10,010	125,447	460,610	(3,845)	65,012	956,449

Balance at January 1, 2011	183,021	115,845	8,491	138,637	494,146	(1,097)	71,058	1,010,101

Changes in the six months ended June 30, 2011
Total comprehensive income	—	—	—	—	66,006	566	7,176	73,748
Special reserve - Safety Fund
Appropriation	—	—	2,444	—	—	—	16	2,460
Utilisation	—	—	(263)	—	114	—	(7)	(156)
Profit distribution
Distribution to shareholders	—	—	—	—	(33,597)	—	(2,789)	(36,386)
Other changes in equity
Acquisition of subsidiaries	—	—	—	—	—	—	60	60
Purchase of minority interest in subsidiaries	—	(136)	—	—	—	—	(448)	(584)
Capital contribution from minority interest	—	—	—	—	—	—	1,247	1,247
Disposal of subsidiaries	—	—	—	—	—	—	(28)	(28)
Other	—	81	—	—	—	—	(86)	(5)

Balance at June 30, 2011	183,021	115,790	10,672	138,637	526,669	(531)	76,199	1,050,457

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED

UNAUDITED COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Total shareholders’ equity
Balance at January 1, 2010	183,021	128,041	6,020	114,347	358,415	789,844

Changes in the six months ended June 30, 2010
Total comprehensive income	—	(15)	—	—	61,913	61,898
Special reserve - Safety Fund
Appropriation	—	—	1,856	—	—	1,856
Utilisation	—	—	(121)	—	121	—
Profit distribution
Distribution to shareholders	—	—	—	—	(23,799)	(23,799)
Other changes in equity	—	11	—	—	—	11

Balance at June 30, 2010	183,021	128,037	7,755	114,347	396,650	829,810

Balance at January 1, 2011	183,021	127,987	5,963	127,537	425,345	869,853

Changes in the six months ended June 30, 2011
Total comprehensive income	—	(11)	—	—	57,688	57,677
Special reserve - Safety Fund
Appropriation	—	—	2,014	—	—	2,014
Utilisation	—	—	(204)	—	49	(155)
Profit distribution
Distribution to shareholders	—	—	—	—	(33,597)	(33,597)

Balance at June 30, 2011	183,021	127,976	7,773	127,537	449,485	895,792

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

1 COMPANY BACKGROUND

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).

2 BASIS OF PREPARATION

The financial statements of the Group are prepared in accordance with the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”).

3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING

STANDARDS FOR BUSINESS ENTERPRISES

The unaudited consolidated and the Company’s financial statements for the six months ended June 30, 2011 truly and completely present the financial position of the Group and the Company as of June 30, 2011 and their financial performance and their cash flows for the six months then ended in compliance with the Accounting Standards for Business Enterprises.

4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1) Accounting Period

The accounting period of the Group starts on January 1 and ends on December 31.

(2) Recording Currency

The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(3) Measurement Properties

Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.

(4) Foreign Currency Translation

(a) Foreign currency transactions

Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in the income statement except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date.

(b) Translation of financial statements represented in foreign currency

Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as a separate component of equity. The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated into RMB at the approximate exchange rates at the date of the transactions. The impact on the cash flow resulted from the foreign currency translation is presented in the cash flow statement separately.

(5) Cash and Cash Equivalents

Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(6) Financial Instruments

(a) Financial assets

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets. The Group has principally receivables and available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(i) Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. The Group’s financial assets at fair value through profit and loss comprise primarily currency derivatives.

(iv) Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of financial assets at fair value through profit or loss are recorded in the income statement when acquired. Related transaction costs of receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Receivables are stated at amortised costs using the effective interest method.

Changes in the fair values of available-for-sale financial assets are recorded into equity except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in the income statement. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividend from the available-for-sale equity instruments is recognised as investment income when the dividend is declared.

(v) Impairment of financial assets

The Group assesses the carrying amount of receivables and available-for-sale financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.

When there is significant or permanent decline in the fair value of an available-for-sale financial asset, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised, the previously recognised impairment losses shall be reversed, and recognised in the income statement. For available-for-sale on which impairment losses have been recognised, any subsequent increases in its fair value shall be directly recognised in equity.

(b) Financial liabilities

Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group primarily comprise payables, loans and debentures payable classified as other financial liabilities.

Payables, including accounts payable, other payables, etc., are initially recognised at fair value, and subsequently measured at amortised costs using the effective interest method.

Loans and debentures payables are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest method.

Other financial liabilities with terms of one year or less than one year are presented as current liabilities; other financial liabilities with terms more than one year but due within one year (including one year) from the balance sheet date are presented as current portion of non-current liabilities; others are presented as non-current liabilities.

A financial liability may not be derecognised, in all or in part, until the present obligations of financial liabilities are all, or partly, dissolved. The difference between the carrying amount of the financial liability at the point of derecognition and the consideration paid shall be included in the profit or loss.

(c) Determination of financial instruments’ fair value

Regarding financial instruments, for which there is an active market, the quotations in the active market shall be used to determine fair value. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value. The valuation techniques include the prices employed by the parties, who are familiar with each other, in the latest market transactions upon their own free will, the current fair value obtained by referring to other financial instruments of essentially the same nature, and the cash flow capitalisation method, etc. When adopting any valuation technique, one shall employ, where possible, all the market parameters observable, and try to avoid using the parameters that relate particularly to the Group.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(7) Inventories

Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are presented at the lower of cost and net realisable value.

Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.

Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.

The Group adopts perpetual inventory system.

(8) Long-term Equity Investments

Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in jointly controlled entities and associates.

(a) Subsidiaries

Subsidiaries are those entities over which the Group is able to control, i.e. has the power to govern the financial and operating policies so as to obtain benefits from the operating activities of these investees. The potential voting rights, including currently convertible company bonds and exercisable share warrants, are considered when assessing whether the Group has controls over the investees. Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in current period.

A listing of the Group’s principal subsidiaries is set out in Note 6(1).

(b) Jointly controlled entities and associates

Jointly controlled entities are those over which the Group is able to exercise joint control together with other ventures. Associates are those in which the Group has significant influence over the financial and operating policies.

The term “joint control” refers to the contractually agreed sharing of control over an economic activity. The joint control cannot exist without the unanimous consent of the investors who share the control, and unanimous consent is required when making important financial and operating decisions that relate to the above-mentioned economic activity.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

The investments in jointly controlled entities and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in the income statement in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses is recognised in the income statement. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee’ owner’s equity other than profit or loss should be proportionately recognised in the Group’s capital surplus, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.

(c) Impairment of long-term equity investments

For investments in subsidiaries, jointly controlled entities and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(15)). If other long-term equity investment, for which there is no quotation in the active market, and for which a fair value cannot be reliably measured, suffers from any impairment, the difference between the carrying amount of the long-term equity investment and the current value of the future cash flow of similar financial assets, capitalised based on the returns ratio of the market at the same time, shall be recognised as an impairment loss. After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.

(9) Fixed Assets

Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to the income statement during the financial period in which they are incurred.

Fixed assets are depreciated using the straight-line method based on their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the carrying amounts less impairment over their remaining useful lives.

The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(15)).

The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in the income statement in the disposal period.

(10) Oil and Gas Properties

Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to the income statement.

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs. The non-drilling exploration costs are recorded in the income statement when incurred.

Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.

The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(15)).

(11) Construction in progress

Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in the income statement. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in the income statement. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in the income statement. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(12) Intangible Assets

Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.

The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(15)). The estimated useful lives and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

(13) Research and Development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:

In respect of the technology, it is feasible to finish the intangible asset for use or sale;

It is intended by management to finish and use or sell the intangible asset;

It is able to prove the ways whereby the intangible asset is to generate economic benefits;

With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and

The costs attributable to the development of the intangible asset can be reliably measured.

Costs incurred on development projects not satisfying the above conditions shall be recorded in the profit and loss of the current period. Costs incurred on development recorded in the profit and loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

(14) Long-term Prepaid Expenses

Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(15) Impairment of Non-current Assets

Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

(16) Borrowing Costs

Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For a borrowing taken specifically for the acquisition or construction activities for preparing a fixed-asset eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.

Where a general borrowing is used for the acquisition or construction of a fixed asset eligible for capitalisation, the enterprise shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(17) Employee Compensation

Employee compensation includes wages, salaries, allowances, employee welfare, social security contributions, housing funds, labour union funds, employee education funds and other relevant compensation incurred in exchange for services rendered by employees.

Except for severance pay, employee compensation is recognised as a liability during the period which employees render services, and it will be allocated into relevant costs and expenses to whichever the employee service is attributable.

(18) Provisions

Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.

If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in the income statement when occurred.

(19) Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

Deferred tax assets of the Group are recognized for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:

•	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

•	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.

(20) Revenue Recognition

The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, rebates, discounts and returns.

Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below:

(a) Sales of goods

Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.

(b) Rendering of services

The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.

(c) Transfer of the assets use rights

Interest income is recognised on a time-proportion basis using the effective interest method.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

Revenue from operating lease is recognised using the straight-line method over the period of the lease.

(21) Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group had no significant finance lease.

Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

(22) Dividend Distribution

Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.

(23) Business Combination

(a) Business combination under common control

The consideration paid and the net assets obtained by the acquirer are measured at their carrying value. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

Costs incurred directly attributable to the business combination are recorded in the income statement when incurred.

(b) Business combination not under common control

The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in the income statement.

Costs which are directly attributable to the business combination are recorded in the income statement when incurred.

(24) Basis of Preparation of Consolidated Financial Statements

The scope of consolidated financial statements includes the Company and its subsidiaries.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.

When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the parent is treated as minority interest and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit in the consolidated income statement.

(25) Segment Reporting

The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.

An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.

The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.

(26) Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(b) Estimation of impairment of fixed assets and oil and gas properties

Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis

Value Added Tax (the “VAT”)	13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.

Resource Tax	Based on quantities	RMB 14-30 yuan per ton for crude oil, and RMB 7-15 yuan per thousand of cubic meters for natural gas.

Business Tax	3%	Based on income generated from transportation of crude oil and natural gas.

Consumption Tax	Based on quantities	RMB 1.0 yuan per litre for unleaded gasoline, RMB 0.8 yuan per litre for diesel. RMB 1.0 yuan per litre for naphtha, solvent oil and lubricant and RMB 0.8 yuan per litre for fuel oil.

Corporate Income Tax	25%	Based on taxable income.

Mineral Resources Compensation Fee	1%	Based on the revenue from sales of crude oil and natural gas.

Crude Oil Special Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid business tax, VAT and consumption tax.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

In accordance with the regulations by the MOF and the State Administration of Taxation (the “SAT”) Cai Shui [2010] No.54 “Requirements in relation to a number of issues regarding the reform of oil and gas resource tax in Xinjiang”, effective from June 1, 2010, the resource tax payable by the resource tax payers in connection with their extraction of crude oil and natural gas in Xinjiang shall be collected based on price at the rate of 5%.

In accordance with the regulations by MOF and the SAT Cai Shui [2010] No. 112 “Notification on certain questions on the reform of resource tax on crude oil and natural gas in the western regions”, effective from December 1,2010, oil and natural gas resource tax reform was implemented in western provinces and cities such as Chongqing, Sichuan, Guizhou, Yunnan, Shanxi, Gansu, Ningxia, Qinghai, Xinjiang, Inner Mongolia, Guangxi and Hubei etc. The resource tax on crude oil and natural gas shall be levied based on prices of resources and at a rate of 5%.

In accordance with the regulations by SAT Guo Shui Han [2010] No.623 “Notification on Corporate Income Tax collection and management for Petrochina Company Limited and China Petroleum and Chemical Company Limited” issued on December 14, 2010, all subsidiaries of the Company who are legal persons shall declare and pay their corporate income taxes (to local taxation authorities) based on the relevant requirements of the Corporate Income Tax Law.

In accordance with the regulations by SAT Guo Shui Fa [2002] No.47 “Notice of the SAT on the Detailed Implementation Opinions of Fulfilling the Tax Policies related to the Great Development of the Western China”, some branches of the Company got the approval for the preferential tax rate of 15% in 2002 and the preferential tax rate was valid until 2010. In accordance with the regulations by the Central People’s Government of the People’s Republic of China (the “GOV”) Guo Fa [2007] No.39 “Notice of the GOV on the transitional preferential policy of Corporate Income Tax”, the above preferential tax rate was valid until 2010, when the policy expired.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Type of sub- sidiary	Acquisition method	Country of incor- poration	Registered capital	Principal activities	Type of Legal Entity	Legal repre- senta- tive	Closing effective invest- ment cost	Attribu- table equity interest %	Attri- butable voting rights %	Conso- lidated or not
Daqing Oilfield Company Limited	Direct	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Wang Yong chun	66,720	100.00	100.00	Yes

CNPC Exploration and Development Company Limited	Direct	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	Bo Qiliang	23,778	50.00	57.14	Yes

PetroChina Hong Kong Limited	Direct	Established	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	N/A	HKD 7,592 million	100.00	100.00	Yes

PetroChina International Investment Company Limited	Direct	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries and jointly controlled entities are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Bo Qiliang	31,314	100.00	100.00	Yes

(2) Exchange rates of international operations’ major financial statement items

	Assets and liabilities		Revenue, expense
Company name	June 30, 2011	December 31, 2010	and cash items

PetroKazakhstan Inc.	USD 1=RMB 6.4716yuan	USD 1=RMB 6.6227yuan	the approximate exchange rates at the date of the transactions
PetroChina Hong Kong Limited	HKD 1=RMB 0.8316yuan	HKD 1=RMB 0.8509yuan	the approximate exchange rates at the date of the transactions
Singapore Petroleum Company Limited	SGD 1=RMB 5.2570yuan	SGD 1=RMB 5.1346yuan	the approximate exchange rates at the date of the transactions

7 CASH AT BANK AND ON HAND

	June 30, 2011	December 31, 2010
Cash on hand	72	79
Cash at bank	117,964	48,177
Other cash balances	1,707	3,954

	119,743	52,210

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

The Group’s cash at bank and on hand include the following foreign currencies as of June 30, 2011:

	Foreign currency	Exchange rate	RMB equivalent

USD	3,040	6.4716	19,674
HKD	81	0.8316	67
Kazakhstan (“Tenge”)	11,198	0.0443	496
Other			429

			20,666

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2010:

	Foreign currency	Exchange rate	RMB equivalent

USD	1,400	6.6227	9,272
HKD	477	0.8509	406
Tenge	3,535	0.0447	158
Other			3,121

			12,957

The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.

As of June 30, 2011, time deposits of USD 8 million (December 31, 2010: USD 17 million) is pledged as collateral for its associates borrowings.

8 NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products.

As of June 30, 2011, all notes receivable of the Group are due within one year.

9 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

(a) Accounts receivable

	Group		Company
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

Accounts receivable	59,064	46,057	7,646	6,242

Less: Provision for bad debts	(1,031)	(1,052)	(868)	(868)

	58,033	45,005	6,778	5,374

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	June 30, 2011			December 31, 2010
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts

Within 1 year	57,453	97	(1)	44,694	97	(5)
1 to 2 years	451	1	(4)	189	1	(12)
2 to 3 years	25	—	(1)	47	—	(2)
Over 3 years	1,135	2	(1,025)	1,127	2	(1,033)

	59,064	100	(1,031)	46,057	100	(1,052)

	Company
	June 30, 2011			December 31, 2010
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts

Within 1 year	6,529	85	—	5,135	83	—
1 to 2 years	61	1	—	148	2	—
2 to 3 years	98	1	—	25	—	—
Over 3 years	958	13	(868)	934	15	(868)

	7,646	100	(868)	6,242	100	(868)

As of June 30, 2011, accounts receivable of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 11,449 (December 31, 2010: RMB 6,194).

As of June 30, 2011, the top five debtors of accounts receivable of the Group amounted to RMB 25,888, representing 44% of total accounts receivable.

During the six months ended June 30, 2011 and the six months ended June 30, 2010, the Group had no significant write-off of the provision for bad debts of accounts receivable.

(b) Other receivables

	Group		Company
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Other receivables	11,590	8,670	21,125	32,898
Less: Provision for bad debts	(2,820)	(2,833)	(945)	(956)

	8,770	5,837	20,180	31,942

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	June 30, 2011			December 31, 2010
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts

Within 1 year	7,458	64	(18)	4,851	56	(20)
1 to 2 years	629	5	(4)	469	5	(1)
2 to 3 years	313	3	(1)	153	2	(2)
Over 3 years	3,190	28	(2,797)	3,197	37	(2,810)

	11,590	100	(2,820)	8,670	100	(2,833)

	Company
	June 30, 2011			December 31, 2010
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts

Within 1 year	19,324	92	(3)	31,355	96	(4)
1 to 2 years	394	2	—	285	1	—
2 to 3 years	276	1	—	134	—	—
Over 3 years	1,131	5	(942)	1,124	3	(952)

	21,125	100	(945)	32,898	100	(956)

As of June 30, 2011, other receivables of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 553 (December 31, 2010: RMB 1,133).

As of June 30, 2011, the top five debtors of other receivables of the Group amounted to RMB 1,275, representing 11% of total other receivables.

During the six months ended June 30, 2011 and the six months ended June 30, 2010, the Group had no significant write-off of the provision for bad debts of other receivables.

10 ADVANCES TO SUPPLIERS

	June 30, 2011	December 31, 2010

Advances to suppliers	57,615	37,949
Less: Provision for bad debts	(14)	(14)

	57,601	37,935

As of June 30, 2011 and December 31, 2010, advances to suppliers of the Group are mainly aged within one year.

As of June 30, 2011, advances to suppliers from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 30,153 (December 31, 2010: RMB 21,661).

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

11 INVENTORIES

	June 30, 2011	December 31, 2010
Cost

Crude oil and other raw materials	61,100	39,574
Work in progress	16,603	13,652
Finished goods	97,965	82,353
Turnover materials	46	31

	175,714	135,610
Less: Write down in inventories	(996)	(722)

Net book value	174,718	134,888

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30, 2011	December 31, 2010

Available-for-sale debenture	5	6
Available-for-sale equity instrument	2,318	2,337

Less: Provision for impairment	(393)	(408)

	1,930	1,935

13 LONG-TERM EQUITY INVESTMENTS

	Group
	December 31, 2010	Addition	Reduction	June 30, 2011

Associates and jointly controlled entities (a)	63,737	7,149	(1,825)	69,061

Less : Provision for impairment (b)	(191)			(206)

	63,546			68,855

	Company
	December 31, 2010	Addition	Reduction	June 30, 2011

Subsidiaries (c)	187,610	12,342	(67)	199,885
Associates and jointly controlled entities	14,014	1,206	(301)	14,919

Less : Provision for impairment	(202)			(202)

	201,422			214,602

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

As of June 30, 2011, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

(a) Investments in principal associates and jointly controlled entities

	Country of			Interest	Voting	June 30, 2011			For the six months ended June 30, 2011
	incorpo- ration	Principal activities	Registered capital	held %	rights %	Total assets	Total liabilities	Total net assets	Revenues	Net profit

Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD 258 million	28.44	28.44	11,312	12,319	(1,007)	13,817	(154)

China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage	1,000	50.00	50.00	10,500	7,369	3,131	23,918	116

China Petroleum Finance Co., Ltd.	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	5,441	49.00	49.00	518,062	494,025	24,037	6,777	1,880

Arrow Energy Holdings Pty Ltd.	Australia	Exploration, development and sale of coal seam gas	AUD 2	50.00	50.00	54,762	18,830	35,932	527	(1,127)

Investments in associates and jointly controlled entities are listed below.

	Investment cost	December 31, 2010	Addition	Reduction	Share of profit of investees under equity method	Cash dividend declared	Currency translation differences	Associates transferred to subsidiaries	June 30, 2011
Dalian West Pacific Petrochemical Co., Ltd.	566	—	—	—	—	—	—	—	—

China Marine Bunker (PetroChina) Co., Ltd.	740	1,487	—	—	54	(50)	(1)	—	1,490

China Petroleum Finance Co., Ltd.	9,917	11,212	—	(5)	921	—	—	—	12,128

Arrow Energy Holdings Pty Ltd.	16,369	17,465	694	—	(564)	—	371	—	17,966

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(b) Provision for impairment

	June 30, 2011	December 31, 2010

Associates and jointly controlled entities
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(97)	(82)

	(206)	(191)

(c) Subsidiaries

Principal subsidiaries of the Company

	As of June 30, 2011		For the six months ended June 30, 2011
	Total assets	Total liabilities	Revenue	Net profit
Daqing Oilfield Company Limited	190,407	72,273	102,760	35,998
CNPC Exploration and Development Company Limited	115,075	26,824	30,996	10,498
PetroChina HongKong Limited	35,445	14,479	5,534	2,062
PetroChina International Investment Company Limited	47,917	12,474	4,734	1,066

Investment in subsidiaries:

	Investment cost	December 31, 2010	Additional investment	Disposal or deduction of capital	Transferred to branch	June 30, 2011
Daqing Oilfield Company Limited	66,720	66,720	—	—	—	66,720
CNPC Exploration and Development Company Limited	23,778	23,778	—	—	—	23,778
PetroChina Hong Kong Limited	6,719	6,719	—	—	—	6,719
PetroChina International Investment Company Limited	31,314	31,314	—	—	—	31,314
Other		59,079	12,342	(65)	(2)	71,354

Total		187,610	12,342	(65)	(2)	199,885

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

14 FIXED ASSETS

	December 31, 2010	Addition	Reduction	June 30, 2011

Cost
Buildings	129,385	4,611	(116)	133,880
Equipment and Machinery	548,946	35,876	(2,255)	582,567
Motor Vehicles	23,107	636	(140)	23,603
Other	12,768	417	(317)	12,868

Total	714,206	41,540	(2,828)	752,918

Accumulated depreciation
Buildings	(36,536)	(3,191)	158	(39,569)
Equipment and Machinery	(231,317)	(17,964)	1,856	(247,425)
Motor Vehicles	(11,441)	(963)	147	(12,257)
Other	(4,572)	(581)	97	(5,056)

Total	(283,866)	(22,699)	2,258	(304,307)

Fixed assets, net
Buildings	92,849			94,311
Equipment and Machinery	317,629			335,142
Motor Vehicles	11,666			11,346
Other	8,196			7,812

Total	430,340			448,611

Provision for impairment
Buildings	(3,226)	(439)	14	(3,651)
Equipment and Machinery	(18,995)	(3,611)	49	(22,557)
Motor Vehicles	(38)	(6)	—	(44)
Other	(40)	(28)	—	(68)

Total	(22,299)	(4,084)	63	(26,320)

Net book value
Buildings	89,623			90,660
Equipment and Machinery	298,634			312,585
Motor Vehicles	11,628			11,302
Other	8,156			7,744

Total	408,041			422,291

Depreciation provided on fixed assets for the six months ended June 30, 2011 was RMB 22,308. Cost transferred from construction in progress to fixed assets was RMB 37,683.

As of June 30, 2011, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 596.

As of June 30, 2011, fixed assets of RMB 30 are pledged as collateral for the Group’s short-term borrowings of RMB 23 (Note 22).

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

15 OIL AND GAS PROPERTIES

	December 31, 2010	Addition	Reduction	June 30, 2011

Cost
Mineral interests in unproved properties	16,941	125	(1,634)	15,432
Wells and related facilities	1,008,252	34,441	(534)	1,042,159

Total	1,025,193	34,566	(2,168)	1,057,591

Accumulated depletion
Wells and related facilities	(423,274)	(37,630)	544	(460,360)

Total	(423,274)	(37,630)	544	(460,360)

Oil and gas properties, net
Mineral interests in unproved properties	16,941			15,432
Wells and related facilities	584,978			581,799

Total	601,919			597,231

Provision for impairment
Mineral interests in unproved properties	—	—	—	—
Wells and related facilities	(11,435)	—	3	(11,432)

Total	(11,435)	—	3	(11,432)

Net book value
Mineral interests in unproved properties	16,941			15,432
Wells and related facilities	573,543			570,367

Total	590,484			585,799

Depletion provided on oil and gas properties for the six months ended June 30, 2011 was RMB 37,552.

As of June 30, 2011, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 53,932. Related depletion charge for the six months ended June 30, 2011 was RMB 2,609.

16 CONSTRUCTION MATERIALS

The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

17 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2010	Addition	Transferred to fixed assets or oil and gas properties	Other Reduction	June 30, 2011	Proportion of construction compared to budget %	Capitalised interest expense	Including: capitalised interest expense for current year	Source of fund

Lanzhou- Zhengzhou- Changsha Refined Products Pipeline	11,900	4,382	108	—	—	4,490	97	573	46	Self & Loan

Second West-East Gas Pipeline	142,243	35,460	7,273	(14,642)	—	28,091	48	2,260	463	Self & Loan

Fushun Petrochemical ethylene expansion project	15,060	9,069	1,088	—	—	10,157	67	319	116	Self & Loan

Sichuan project with an ethylene output of 0.8 million tons per year	18,658	5,297	1,232	—	—	6,529	36	—	—	Self

Sichuan 10 million tons crude oil per year refinery project	16,313	5,001	551	—	—	5,552	34	—	—	Self

Other		170,732	57,069	(56,708)	(10,330)	160,763		2,437	951

		229,941	67,321	(71,350)	(10,330)	215,582		5,589	1,576

Less: Provision for impairment		(143)				(143)

		229,798				215,439

For the six months ended June 30, 2011, the capitalised interest expense amounted to RMB 1,576 (for the six months ended June 30, 2010: RMB 1,567). The annual interest rates used to determine the capitalised amount in 2011 are from 5.364% to 5.985%.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

18 INTANGIBLE ASSETS

	December 31, 2010	Addition	Reduction	June 30, 2011

Cost
Land use rights	28,370	1,894	(38)	30,226
Patents	3,145	—	—	3,145
Other (i)	16,154	1,202	(683)	16,673

Total	47,669	3,096	(721)	50,044

Accumulated amortisation
Land use rights	(3,744)	(408)	6	(4,146)
Patents	(1,841)	(100)	—	(1,941)
Other	(4,157)	(714)	11	(4,860)

Total	(9,742)	(1,222)	17	(10,947)

Intangible assets, net
Land use rights	24,626			26,080
Patents	1,304			1,204
Other	11,997			11,813

Total	37,927			39,097

Provision for impairment	(706)	—	2	(704)

Net book value	37,221			38,393

(i)	Other intangible assets principally include non-proprietary technology and trademark use right etc.

Amortisation provided on intangible assets for the six months ended June 30, 2011 was RMB 1,165.

Research and development expenditures for the six months ended June 30, 2011 amounted to RMB 8,493 (for the six months ended June 30, 2010: RMB 5,463), which have been recognised in the income statement.

As of June 30, 2011, intangible assets of RMB 12 are pledged as collateral for the Group’s short-term borrowings of RMB 6 (Note 22).

19 GOODWILL

The goodwill of the Group was mainly generated from a business combination not under common control.

20 LONG-TERM PREPAID EXPENSES

	December 31, 2010	Addition	Reduction	June 30, 2011

Advance lease payments (i)	12,070	1,539	(910)	12,699
Other	5,177	983	(551)	5,609

Total	17,247	2,522	(1,461)	18,308

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

Amortisation provided on long-term prepaid expenses for the six months ended June 30, 2011 was RMB 1,393.

21 PROVISION FOR ASSETS

	December 31, 2010	Addition	Reduction		June 30, 2011
			Reversal	Write-off

Bad debts provision	3,899	9	(34)	(9)	3,865
Including:
Bad debts provision for accounts receivable	1,052	9	(23)	(7)	1,031
Bad debts provision for other receivables	2,833	—	(11)	(2)	2,820
Bad debts provision for advances to suppliers	14	—	—	—	14
Provision for declines in the value of inventories	722	358	(7)	(77)	996
Provision for impairment of available-for-sale financial assets	408	—	—	(15)	393
Provision for impairment of long-term equity investments	191	15	—	—	206
Provision for impairment of fixed assets	22,299	4,084	—	(63)	26,320
Provision for impairment of oil and gas properties	11,435	—	—	(3)	11,432
Provision for impairment of construction in progress	143	—	—	—	143
Provision for impairment of intangible assets	706	—	—	(2)	704

Total	39,803	4,466	(41)	(169)	44,059

22 SHORT-TERM BORROWINGS

	June 30, 2011	December 31, 2010

Guarantee - RMB	630	5,421
Pledge - RMB	29	2,314
Impawn - RMB	—	100
Unsecured - RMB	118,127	76,173
Unsecured - USD	20,587	12,749
Unsecured - JPY	4,173	—
Unsecured - Other	1,401	418

	144,947	97,175

As of June 30, 2011, short-term borrowings which were guaranteed by CNPC and its subsidiaries amounted to RMB 630.

As of June 30, 2011, the short-term pledged borrowings were secured by fixed assets of a net book value of RMB 30 (December 31, 2010: RMB 29) and intangible assets with a net book value of RMB 12 (December 31, 2010: RMB 12) as collateral.

The weighted average interest rate for short-term borrowings as of June 30, 2011 is 3.62% per annum (December 31, 2010: 3.61%).

23 NOTES PAYABLE

As of June 30, 2011 and December 31, 2010, notes payable represented bank and trade accepted notes. All notes are matured within one year.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

24 ACCOUNTS PAYABLE

As of June 30, 2011, accounts payable included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 61,628 (December 31, 2010: RMB 63,125).

As of June 30, 2011, accounts payable aged over one year amounted to RMB 18,208 (December 31, 2010: RMB 21,554), and mainly comprised of payables to several suppliers and were not settled.

25 ADVANCES FROM CUSTOMERS

As of June 30, 2011, advances from customers included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 910 (December 31, 2010: RMB 899).

26 EMPLOYEE COMPENSATION PAYABLE

	December 31, 2010	Addition	Reduction	June 30, 2011

Wages, salaries and allowances	3,306	29,777	(26,135)	6,948
Staff Welfare	2	3,160	(1,756)	1,406
Social security contributions	702	8,457	(8,261)	898
Including: Medical insurance	411	2,207	(2,049)	569
Basic endowment insurance	151	4,449	(4,448)	152
Unemployment insurance	40	386	(385)	41
Work-related injury insurance	38	220	(220)	38
Maternity insurance	12	107	(105)	14
Housing fund	32	2,588	(2,565)	55
Labour union funds and employee education funds	1,563	1,034	(673)	1,924
Other	91	38	(47)	82

	5,696	45,054	(39,437)	11,313

As of June 30, 2011, employee benefits payable did not contain any balance in arrears.

27 TAXES PAYABLE

	June 30, 2011	December 31, 2010

Income tax payable	22,319	22,169
Consumption tax payable	8,536	11,073
Crude oil special levy payable	29,987	14,788
Other	12,850	9,247

	73,692	57,277

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

28 OTHER PAYABLES

As of June 30, 2011, other payables included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 4,589 (December 31, 2010: RMB 2,393).

As of June 30, 2011, other payables mainly comprised deposits and payments made on behalf, and other payables aged over one year amounted to RMB 5,950 (December 31, 2010: RMB 5,804).

29 PROVISIONS

	December 31, 2010	Addition	Reduction	June 30, 2011

Assets retirement obligations	60,364	2,647	(39)	62,972

	60,364	2,647	(39)	62,972

Assets retirement obligations are related to oil and gas properties.

30 CURRENT PORTION OF NON-CURRENT LIABILITIES

	June 30, 2011	December 31, 2010

Long-term borrowings due within one year
Guarantee - RMB	2	32
Guarantee - USD	71	70
Guarantee - Other	27	27
Impawn - RMB	10	30
Unsecured - RMB	5,183	47
Unsecured - USD	5,213	2,684
Unsecured - Other	39	37

	10,545	2,927
Debentures payable due within one year	32,081	2,166

	42,626	5,093

The above-mentioned long-term guaranteed borrowings due within one year were mainly guaranteed by CNPC and its subsidiaries.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

The five largest long-term borrowings due within one year:

					June 30, 2011		December 31, 2010
	Starting date	Termination date	Currency	Rate	Foreign currency	RMB	Foreign currency	RMB
China Petroleum Finance Co., Ltd.	June 5, 2009	June 5, 2012	RMB	4.32%	—	5,000	—	—

Bank of China	July 15, 2008	June 20, 2012	USD	LIBOR plus 2.30%	400	2,589	400	2,649

China Petroleum Finance Co., Ltd.	February 15, 2011	August 13, 2013	USD	LIBOR plus 2.00%	400	2,589	—	—

China Petroleum Finance Co., Ltd.	February 25, 2010	February 25, 2012	RMB	Three year benchmark lending rate minus 20%	—	170	—	—

The World Bank	December 14, 1994	May 15, 2014	USD	LIBOR plus 0.50%	11	71	11	71

						10,419		2,720

31 LONG-TERM BORROWINGS

	June 30, 2011	December 31, 2010

Guarantee - RMB	3,166	296
Guarantee - USD	229	269
Guarantee - Other	156	171
Pledge - USD	—	795
Impawn - RMB	10	75
Unsecured - RMB	42,438	17,591
Unsecured - USD	21,563	14,000
Unsecured - CAD	3,111	2,977
Unsecured - Other	333	331

	71,006	36,505
Less: Long-term borrowings due within one year (Note 30)	(10,545)	(2,927)

	60,461	33,578

The above-mentioned long-term impawned borrowings were impawned by the fees collection rights derived from sales of natural gas.

The above-mentioned long-term guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The maturities of long-term borrowings at the dates indicated are analysed as follows:

	June 30, 2011	December 31, 2010

Between one and two years	8,119	7,056
Between two and five years	43,136	17,172
After five years	9,206	9,350

	60,461	33,578

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

The weighted average interest rate for long-term borrowings as of June 30, 2011 is 3.64% (December 31, 2010: 3.02%).

The fair values of long-term borrowings amounted to RMB 70,928 (December 31, 2010: RMB 35,763). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the borrowings).

The five largest long-term borrowings:

					June 30, 2011		December 31, 2010
	Starting date	Termination date	Currency	Rate	Foreign currency	RMB	Foreign currency	RMB

China Petroleum Finance Co., Ltd.	April 22, 2011	March 21, 2014	RMB	4.55%	—	10,000	—	—

China Petroleum Finance Co., Ltd.	April 22, 2011	March 21, 2016	RMB	4.94%	—	10,000	—	—

China Petroleum Finance Co., Ltd.	March 14, 2010	March 14, 2013	RMB	4.32%	—	4,000	—	4,000

China Petroleum Finance Co., Ltd.	February 15, 2011	August 13, 2013	USD	LIBOR plus 2.00%	600	3,883	—	—

Bank of China	July 15, 2009	June 16, 2014	USD	LIBOR plus 1.00%	530	3,430	530	3,510

						31,313		7,510

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

32 DEBENTURES PAYABLE

Debentures’ Name	Issue date	Term of Debentures	Annual interest rate%	December 31, 2010	Addition	Reduction	June 30, 2011

2003 PetroChina Company Limited Corporate debentures	October 28, 2003	10 - year	4.11	1,500	—	—	1,500
2006 PetroChina Company Limited Corporate debentures	October 23, 2006	5 - year	3.76	2,000	—	—	2,000
2009 PetroChina Company Limited first tranche medium-term notes	January 13, 2009	3 - year	2.70	15,000	—	—	15,000
2009 PetroChina Company Limited second tranche medium-term notes	March 19, 2009	3 - year	2.28	15,000	—	—	15,000
2009 PetroChina Company Limited third tranche medium-term notes	May 26, 2009	5 - year	3.35	15,000	—	—	15,000
2010 PetroChina Company Limited first tranche medium-term notes	February 5, 2010	7 - year	4.60	11,000	—	—	11,000
2010 PetroChina Company Limited second tranche medium-term notes (i)	May 19, 2010	7 - year	3.97	20,000	—	—	20,000
2010 PetroChina Company Limited third tranche medium-term notes	May 19, 2010	5 - year	3.97	20,000	—	—	20,000
Other				440	—	(92)	348

				99,940	—	(92)	99,848

Less: Debentures Payable due within one year (Note:30)				(2,166)			(32,081)

				97,774			67,767

(i)	The second tranche medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.

The above-mentioned debentures were issued at the par value, without premium or discount.

The fair values of the debentures amounted to RMB 97,863 (December 31, 2010: RMB 98,179). The fair values are based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as at the balance sheet date of the Company’s availability of financial instruments (terms and characteristics similar to the borrowings).

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

33 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	June 30, 2011		December 31, 2010
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences

Provision for impairment of assets	6,278	25,122	5,582	22,287
Wages and welfare	1,544	6,177	851	3,404
Carry forward of losses	372	1,193	352	1,105
Other	13,532	54,413	10,239	40,990

	21,726	86,905	17,024	67,786

(b) Deferred tax liabilities

	June 30, 2011		December 31, 2010
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences

Depreciation and depletion of fixed assets and oil and gas properties	36,166	145,495	35,065	140,122
Other	2,669	11,076	3,099	19,831

	38,835	156,571	38,164	159,953

Deferred tax assets and liabilities after offset are listed as below:

	June 30, 2011	December 31, 2010

Deferred tax assets	388	284
Deferred tax liabilities	17,497	21,424

34 SHARE CAPITAL

	June 30, 2011	December 31, 2010

H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co. The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of China Securities Regulatory Commision, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 15, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

35 CAPITAL SURPLUS

	December 31, 2010	Addition	Reduction	June 30, 2011

Capital premium	73,583	—	—	73,583
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Fair values of available-for-sale financial assets	269	—	—	269
Other	1,038	81	(136)	983

	115,845	81	(136)	115,790

36 SURPLUS RESERVES

	December 31, 2010	Addition	Reduction	June 30, 2011

Statutory Surplus Reserves	138,597	—	—	138,597
Discretionary Surplus Reserves	40	—	—	40

	138,637	—	—	138,637

Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company. The Company has not extracted Discretionary Surplus Reserves for the six months ended June 30, 2011 (for the six months ended June 30, 2010: None).

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

37 UNDISTRIBUTED PROFITS

For the six months ended June 30, 2011

Undistributed profits at beginning of the period	494,146
Add: Net profit attributable to equity holders of the Company	66,006
Special reserve - Safety Fund	114
Less: Ordinary share dividends payable	(33,597)

Undistributed profits at end of the period	526,669

Authorized by the May 18, 2011 shareholders’ meeting, the Board of Directors decided to distribute interim dividend of RMB 0.16229 yuan per share, amounting to a total of RMB 29,703, according to the issued 183,021 million shares.

38 MINORITY INTEREST

Minority interest attributable to minority shareholders of subsidiaries

	June 30, 2011	December 31, 2010

CNPC Exploration and Development Company Limited	38,643	35,867
PetroKazakhstan Inc.	6,217	5,135
Kunlun Energy Company Limited	9,415	9,026
Other	21,924	21,030

	76,199	71,058

39 OPERATING INCOME AND COST OF SALES

	Group
	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Income from principal operations (a)	937,092	672,342
Income from other operations (b)	15,155	12,455

	952,247	684,797

	Group
	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Cost of sales from principal operations (a)	643,139	436,666
Cost of sales from other operations (b)	13,613	11,551

	656,752	448,217

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

Income from the Group’s five largest customers for the six months ended June 30, 2011 was RMB 74,122, representing 8% of the Group’s total operating income.

	Company
	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Income from principal operations (a)	610,368	456,372
Income from other operations (b)	10,948	7,749

	621,316	464,121

	Company
	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Cost of sales from principal operations (a)	431,366	301,779
Cost of sales from other operations (b)	9,828	7,447

	441,194	309,226

Income from the Company’s five largest customers for the six months ended June 30, 2011 was RMB 54,693, representing 9% of the Company’s total operating income.

(a) Income from and cost of sales from principal operations

	Group
	For the six months ended June 30, 2011		For the six months ended June 30, 2010
	Income	Cost	Income	Cost

Exploration and Production	371,600	182,528	256,115	131,155
Refining and Chemicals	417,230	362,934	317,181	249,107
Marketing	792,606	755,466	530,369	499,710
Natural gas and Pipeline	80,867	67,071	52,397	39,373
Head Office and Other	118	52	75	34
Intersegment elimination	(725,329)	(724,912)	(483,795)	(482,713)

Total	937,092	643,139	672,342	436,666

	Company
	For the six months ended June 30, 2011		For the six months ended June 30, 2010
	Income	Cost	Income	Cost

Exploration and Production	289,627	198,283	199,955	140,832
Refining and Chemicals	417,460	363,292	317,572	249,589
Marketing	410,760	383,665	309,304	285,579
Natural gas and Pipeline	55,319	46,452	38,169	28,574
Head Office and Other	33	36	17	24
Intersegment elimination	(562,831)	(560,362)	(408,645)	(402,819)

Total	610,368	431,366	456,372	301,779

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(b) Income from and cost of sales from other operations

	Group
	For the six months ended June 30, 2011		For the six months ended June 30, 2010
	Income	Cost	Income	Cost

Sale of materials	3,049	2,720	2,668	2,586
Other	12,106	10,893	9,787	8,965

Total	15,155	13,613	12,455	11,551

	Company
	For the six months ended June 30, 2011		For the six months ended June 30, 2010
	Income	Cost	Income	Cost

Sale of materials	1,489	1,141	1,144	1,009
Other	9,459	8,687	6,605	6,438

Total	10,948	9,828	7,749	7,447

40 TAX AND LEVIES ON OPERATIONS

	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Business tax	847	662
City maintenance and construction tax	6,697	5,688
Educational surcharge	4,300	2,900
Consumption tax	49,829	43,442
Resource tax	9,098	4,083
Crude oil special levy	51,076	25,851
Other	7,523	3,438

	129,370	86,064

41 SELLING EXPENSES

	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Employee Compensation Costs	7,045	5,462
Depreciation, depletion and amortisation	2,662	2,229
Transportation expense	7,125	12,230
Lease, packing, warehouse storage expenses	2,611	2,169
Other	5,033	4,381

	24,476	26,471

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

42 GENERAL AND ADMINISTRATIVE EXPENSES

	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Employee Compensation Cost	12,139	11,606
Depreciation, depletion and amortisation	2,809	2,533
Repair expense	3,953	3,384
Lease, packing, warehouse storage expenses	1,731	1,532
Safety Fund	2,574	2,242
Other Taxes	3,331	2,598
Technology service expense	5,673	3,074
Other	6,249	4,527

	38,459	31,496

43 FINANCE EXPENSES

	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Interest expense	5,423	3,518
Less: Interest income	(1,195)	(993)
Exchange losses	1,344	1,130
Less: Exchange gains	(814)	(928)
Other	240	192

	4,998	2,919

44 ASSET IMPAIRMENT LOSSES

	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Impairment losses for bad debts provision	(33)	(45)
Impairment losses for declines in the value of inventories	351	95
Impairment losses for fixed assets and oil and gas properties	4,084	3,088
Impairment losses for construction in progress	—	4

	4,402	3,142

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

45 INVESTMENT INCOME

	Group
	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Gain on available-for-sale financial assets	183	149
Share of profit of associates and jointly controlled entities	5,551	2,440
Gain on disposal of long-term equity investments	—	19
Gain on disposal of subsidiaries	37	55
Other	(29)	(37)

	5,742	2,626

For the six months ended June 30, 2011, the investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Group’s profit before taxation was RMB 4,685 (for the six months ended June 30, 2010: RMB 1,889).

	Company
	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Gain on available-for-sale financial assets	10	15
Share of profit of associates and jointly controlled entities	1,182	174
Dividends declared by subsidiaries	36,785	30,763
Gain on disposal of long-term equity investments	—	2
Loss on disposal of subsidiaries	—	(7)
Other	—	1

	37,977	30,948

For the six months ended June 30, 2011, the investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company’s profit before taxation was RMB 1,083 (for the six months ended June 30, 2010: RMB 148).

46 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	For the six months ended June 30, 2011	For the six months ended June 30, 2010	Amounts included in non-recurring Profit/ Loss for the six months ended June 30, 2011

Gains on disposal of fixed assets and oil and gas properties	221	58	221
Government grants	866	520	377
Other	397	450	397

	1,484	1,028	995

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(b) Non-operating expenses

	For the six months ended June 30, 2011	For the six months ended June 30, 2010	Amounts included in non-recurring Profit/ Loss for the six months ended June 30, 2011

Loss on disposal of fixed assets and oil and gas properties	885	344	885
Fines	12	28	12
Donation	110	100	110
Extraordinary loss	82	92	82
Other	1,676	1,040	1,676

	2,765	1,604	2,765

47 TAXATION

	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Income taxes	28,568	21,288
Deferred taxes	(4,014)	(3,072)

	24,554	18,216

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Profit before taxation	98,251	88,538

Tax calculated at a tax rate of 25%	24,563	22,135
Prior year tax return adjustment	785	140
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	815	425
Effect of preferential tax rate	(248)	(4,760)
Tax effect of income not subject to tax	(2,571)	(1,130)
Tax effect of expenses not deductible for tax purposes	1,210	1,406

Taxation	24,554	18,216

48 EARNINGS PER SHARE

Basic and diluted earnings per share for the six months ended June 30, 2011 and June 30, 2010 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding for the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

49 OTHER COMPREHENSIVE INCOME

	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Fair value loss from available-for-sale financial assets	(2)	(38)
Less: Income tax relating to available-for-sale financial assets	2	6

Sub-total	—	(32)

Currency translation differences	51	469

Other comprehensive income	51	437

50 NOTES TO CONSOLIDATED AND COMPANY CASH FLOW

(a) Reconciliation from the net profit to the cash flow operating activities

	Group		Company
	For the six months ended June 30, 2011	For the six months ended June 30, 2010	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Net profit	73,697	70,322	57,688	61,913
Add:Impairment of asset, net	4,402	3,142	4,195	3,049
Depreciation and depletion of fixed assets and oil and gas properties	59,860	50,702	43,363	37,198
Amortisation of intangible assets	1,165	974	954	815
Amortisation of long-term prepaid expenses	1,393	1,209	1,173	1,003
Loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	10,928	10,013	9,668	9,347
Finance expense	4,228	2,525	3,636	2,072
Investment income	(5,742)	(2,626)	(37,977)	(30,948)
Decrease in deferred taxation	(4,014)	(3,072)	(3,753)	(3,304)
Increase in inventories	(40,194)	(6,185)	(34,885)	(1,259)
(Increase)/decrease in operating receivables	(35,293)	(11,366)	1,826	(2,758)
Increase in operating payables	58,589	34,831	37,953	15,126

Net cash from operating activities	129,019	150,469	83,841	92,254

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(b) Net increase in cash and cash equivalents

	Group		Company
	For the six months ended June 30, 2011	For the six months ended June 30, 2010	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Cash at end of the period	116,125	127,267	82,642	103,365
Less: Cash at beginning of the period	(45,709)	(86,925)	(25,336)	(66,888)

Add: Cash equivalents at end of the period	—	—	—	—
Less: Cash equivalents at beginning of the period	—	—	—	—

Increase in cash and cash equivalents	70,416	40,342	57,306	36,477

(c) Cash and cash equivalents

	Group		Company
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

Cash at bank and on hand	119,743	52,210	82,642	28,336
Less: Time deposits with maturities over 3 months	(3,618)	(6,501)	—	(3,000)

Cash and cash equivalents at end of the period	116,125	45,709	82,642	25,336

51 SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.

The segment information for the operating segments for the six months ended June 30, 2011 and 2010 are as follows:

(1) Operating segments

(a) Segment information as of and for the six months ended June 30, 2011 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total

Revenue	377,804	420,665	796,945	81,606	556	1,677,576
Less: Intersegment revenue	(296,993)	(324,333)	(95,887)	(8,084)	(32)	(725,329)

Revenue from external customers	80,811	96,332	701,058	73,522	524	952,247

Segment expenses(i)	(199,264)	(150,737)	(466,107)	(22,778)	(10,171)	(849,057)

Segment result	104,095	(16,605)	14,775	10,603	(9,678)	103,190

Unallocated expenses						(3,658)

Operating profit						99,532

Segment assets	929,317	337,731	311,191	286,398	1,371,541	3,236,178
Other assets						388
Elimination of intersegment balances(ii)						(1,427,310)

Total assets						1,809,256

Segment liabilities	315,319	141,367	193,056	136,494	525,557	1,311,793
Other liabilities						91,189
Elimination of intersegment balances(ii)						(644,183)

Total liabilities						758,799

Depreciation, depletion and amortisation	41,690	8,299	4,480	7,390	559	62,418
Asset impairment losses	(22)	4,126	298	—	—	4,402
Capital expenditure	37,516	10,530	3,923	18,632	467	71,068

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the six months ended June 30, 2010 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total

Revenue	261,793	320,163	533,280	52,945	411	1,168,592
Less: Intersegment revenue	(203,680)	(244,746)	(29,588)	(5,691)	(90)	(483,795)

Revenue from external customers	58,113	75,417	503,692	47,254	321	684,797

Segment expenses(i)	(161,866)	(123,550)	(285,896)	(11,877)	(9,059)	(592,248)

Segment result	76,486	5,760	7,821	11,152	(8,670)	92,549

Unallocated expenses						(3,435)

Operating profit						89,114

Segment assets	814,087	269,718	245,040	234,705	1,211,526	2,775,076
Other assets						242
Elimination of intersegment balances(ii)						(1,210,975)

Total assets						1,564,343

Segment liabilities	282,962	103,171	139,795	112,922	426,112	1,064,962
Other liabilities						54,742
Elimination of intersegment balances(ii)						(511,810)

Total liabilities						607,894

Depreciation, depletion and amortisation	35,615	7,299	3,891	5,593	487	52,885
Asset impairment losses	2,734	314	94	—	—	3,142
Capital expenditure	46,140	15,229	4,030	21,994	135	87,528

(i)	Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.
(ii)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(2) Geographical information

Revenue from external customers	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Mainland China	687,021	504,892
Other	265,226	179,905

	952,247	684,797

Non-current assets(i)	June 30, 2011	June 30, 2010

Mainland China	1,231,564	1,085,051
Other	141,093	97,825

	1,372,657	1,182,876

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

52 RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1) Parent Company and Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

(a) Parent company

CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.

	Type of Legal Entity	Place of incorporation	Legal representative	Principal activities

China National Petroleum Corporation	State-owned and state-controlled enterprises	PRC	Jiang Jiemin

An integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing

(b) Equity interest and voting rights of parent company

	June 30, 2011		December 31, 2010
	Equity interest %	Voting rights %	Equity interest %	Voting rights %
China National Petroleum Corporation	86.33	86.33	86.29	86.29

(2) Nature of Related Parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd.	Associate
China Marine Bunker (Petrochina) Co., Ltd.	Jointly controlled entity
Arrow Energy Holdings Pty Ltd.	Jointly controlled entity
Dagang Oilfield (Company) Company Limited	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Company Limited	Fellow subsidiary of CNPC
China Petroleum Logging Company Limited	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC
Daqing Petrochemical Factory	Fellow subsidiary of CNPC
China Petroleum Material Equipment Company	Fellow subsidiary of CNPC
China Petroleum Finance Company Limited (CP Finance)	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC
China National United Oil Corporation	Fellow subsidiary of CNPC

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(3) Summary of Significant Related Party transactions

Related party transactions with CNPC and its subsidiaries:

On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”), amending the original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.

On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.

On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC on September 26, 2002, which became effective on January 1, 2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

	Notes	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Sales of goods and services rendered to CNPC and its subsidiaries	(1)	27,575	18,377
Purchase of services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	36,367	40,025
Fees for production services	(3)	43,840	46,212
Social services charges	(4)	1,243	1,240
Ancillary services charges	(5)	1,800	1,636
Material supply services	(6)	953	217
Financial service
Interest income	(7)	231	63
Interest expense	(8)	2,363	1,592
Other financial service expense	(9)	367	907
Rental paid to CNPC	(10)	1,043	1,061
Purchases of assets from CNPC and its subsidiaries	(11)	1,928	746

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection etc.
(2)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment etc.
(3)	Production services comprise the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.
(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.
(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.
(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.
(7)	The bank deposits in CNPC and fellow CNPC subsidiaries as of June 30, 2011 were RMB 36,324 (December 31, 2010: RMB 7,677).
(8)	The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of June 30, 2011 were RMB 123,293 (December 31, 2010: RMB 75,417).
(9)	Other financial service expense primarily refers to expense of insurance and other services.
(10)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.
(11)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

Related party transactions with associates and jointly controlled entities:

The transactions between the Group and its associates and jointly controlled entities are conducted at government-prescribed prices or market prices.

	For the six months ended June 30, 2011	For the six months ended June 30, 2010

(a) Sales of goods
- Crude oil	2,025	—
- Refined products	6,472	4,424
- Chemical products	119	109

(b) Sales of services	198	8

(c) Purchases of goods	3,836	5,182

(d) Purchases of services	529	13

(e) Purchases of assets	—	—

(4) Commissioned loans

The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of June 30, 2011, the eliminated commissioned loans totalled RMB 35,341, including short-term loans of RMB 25,215, loans due within one year of RMB 643 and long-term loans of RMB 9,483.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(5) Guarantees

The Group provided guarantees of loans for associates, see Note 7.

CNPC provided guarantees of loans for the Group, see Note 22, Note 30 and Note 31.

(6) Receivables and payables with related parties

(a) Accounts receivable / Other receivables / Advances to suppliers

	June 30, 2011	December 31, 2010
CNPC and its subsidiaries
Accounts receivable	11,449	6,194
Other receivables	553	1,133
Advances to suppliers	30,153	21,661

Associates and jointly controlled entities
Accounts receivable	4,594	5,570
Other receivables	11	16
Advances to suppliers	—	—

As of June 30, 2011, the provisions for bad debts of the receivables from related parties amounted RMB 162 (December 31, 2010: RMB 161).

As of June 30, 2011, the receivables from related parties represented 37% (December 31, 2010: 38%) of total receivables.

(b) Accounts payable / Other payables / Advances from customers

	June 30, 2011	December 31, 2010
CNPC and its subsidiaries
Accounts payable	61,628	63,125
Other payables	4,589	2,393
Advances from customers	910	899

Associates and jointly controlled entities
Accounts payable	2,561	668
Other payables	411	125
Advances from customers	60	34

As of June 30, 2011, the payables to related parties represented 26% (December 31, 2010: 26%) of total payables.

(7) Summary of transactions with subsidiaries

Significant related party transactions with subsidiaries:

	For the six months ended June 30, 2011	For the six months ended June 30, 2010

(a) Sales of goods	189,384	2,830

(b) Purchase of goods and services	189,887	114,601

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

Receivables and payables with subsidiaries:

	June 30, 2011	December 31, 2010

Other receivables	19,340	28,896
Other payables	438	425

(8) Key management personnel compensation

	For the six months ended June 30, 2011	For the six months ended June 30, 2010
	RMB’000	RMB’000

Key management personnel compensation	5,154	4,678

Note: Emoluments set out above exclude RMB1.09 million paid to directors of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government.

53 CONTINGENT LIABILITIES

(1) Bank and other guarantees

At June 30, 2011, borrowings of associates of RMB 13 (December 31, 2010: RMB 13) from CP Finance were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

54 COMMITMENTS

(1) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2011 and December 31, 2010 under non-cancellable operating leases are as follows:

	June 30, 2011	December 31, 2010

Within one year	3,643	4,118
Between one and two years	3,040	3,449
Between two and three years	3,012	3,316
Thereafter	79,765	83,959

	89,460	94,842

Operating lease expenses for the six months ended June 30, 2011 was RMB 3,688 (for the six months ended June 30, 2010: RMB 3,302).

(2) Capital commitments

As of June 30, 2011, the Group’s capital commitments contracted but not provided for were RMB 55,790 (December 31, 2010: RMB 49,495).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(3) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. No payments were incurred for the six months ended June 30, 2011 (for the six months ended June 30, 2010: Nil).

Estimated annual payments for the next five years are as follows:

June 30, 2011

2011	1,000
2012	1,000
2013	1,000
2014	1,000
2015	1,000

55 EVENTS AFTER BALANCE SHEET DATE

(1) On July 1, 2011, PetroChina International (London) Co., Ltd. (“PCI”), a wholly-owned subsidiary of the Group, completed its transaction with INEOS Group Holdings plc, for the establishment of joint ventures in Europe engaging in trading and refining activities. PCI has paid US$1,015 million (approximately RMB 6,569) in cash to acquire shares in the joint ventures.

(2) On July 27, 2011, the MOF, the General Administration of Customs of the PRC and the SAT jointly issued the Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy ( Cai Shui [2011] No.58) which provides that from January 1, 2011 to December 31, 2020, the enterprise income tax for the enterprises engaging in the encouraged industries in the West China Region will be charged at a preferential rate of 15% and that the List of Industries Encouraged for the West China Region will be announced separately.

PETROCHINA COMPANY LIMITED

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

(3) On August 1, 2011, the MOF, the General Administration of Customs of the PRC and the SAT jointly issued the Circular on Issues Concerning a Proportionate Refund of Value-Added Tax on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No. 39). The Group will, in accordance with the circular, apply to the relevant PRC governmental departments for a refund of the VAT on imported natural gas.

PETROCHINA COMPANY LIMITED MANAGEMENT

SUPPLEMENTARY INFORMATION (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(All amounts in RMB millions unless otherwise stated)

1 NON-RECURRING PROFIT/LOSS ITEMS

	For the six months ended June 30, 2011	For the six months ended June 30, 2010

Net loss on disposal of non-current assets	(633)	(219)
Government grants recognised in the current period income statement	377	204
Net gain on disposal of available-for-sale financial assets	3	2
Reversal of provisions for bad debts against receivables	36	47
Income on commissioned loans	—	1
Other non-operating income and expenses	(1,477)	(803)

	(1,694)	(768)

Tax impact of non-recurring profit/loss items	436	191
Impact of minority interest	58	(1)

	(1,200)	(578)

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

The consolidated net profit for the period under both IFRS and CAS were RMB 73,697; the consolidated shareholders’ equity at end of the period under IFRS and CAS were RMB 1,050,485 and RMB 1,050,457 respectively, with a difference of RMB 28, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED INTERIM CONDENSED

STATEMENT OF COMPREHENSIVE INCOME

For the six months ended June 30, 2011 and June 30, 2010

(Amounts in millions)

	Notes	Six months ended June 30
		2011	2010
		RMB	RMB
TURNOVER	4	952,247	684,797

OPERATING EXPENSES
Purchases, services and other		(556,595)	(362,529)
Employee compensation costs		(45,054)	(37,704)
Exploration expenses, including exploratory dry holes		(18,088)	(15,809)
Depreciation, depletion and amortisation		(66,502)	(55,852)
Selling, general and administrative expenses		(34,024)	(34,113)
Taxes other than income taxes	5	(133,262)	(89,194)
Other expenses, net		(1,264)	(661)

TOTAL OPERATING EXPENSES		(854,789)	(595,862)

PROFIT FROM OPERATIONS		97,458	88,935

FINANCE COSTS
Exchange gain		814	928
Exchange loss		(1,344)	(1,130)
Interest income		1,195	993
Interest expense		(5,423)	(3,518)

TOTAL NET FINANCE COSTS		(4,758)	(2,727)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES		5,551	2,440

PROFIT BEFORE INCOME TAX EXPENSE	6	98,251	88,648
INCOME TAX EXPENSE	7	(24,554)	(18,210)

PROFIT FOR THE PERIOD		73,697	70,438

OTHER COMPREHENSIVE INCOME:
Currency translation differences		51	469
Fair value loss from available-for-sale financial assets		(2)	(38)
Income tax relating to components of other comprehensive loss		2	6

OTHER COMPREHENSIVE INCOME, NET OF TAX		51	437

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		73,748	70,875

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		66,007	65,330
Non-controlling interest		7,690	5,108

		73,697	70,438

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		66,573	65,647
Non-controlling interest		7,175	5,228

		73,748	70,875

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	8	0.36	0.36

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED INTERIM CONDENSED

STATEMENT OF FINANCIAL POSITION

As of June 30, 2011 and December 31, 2010

(Amounts in millions)

	Notes	June 30, 2011	December 31, 2010
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	10	1,234,391	1,238,599
Investments in associates and jointly controlled entities		69,413	64,137
Available-for-sale financial assets		1,974	1,979
Advance operating lease payments		38,242	36,155
Intangible and other assets		30,686	25,453
Deferred tax assets		388	284
Time deposits with maturities over one year		2,582	3,488

TOTAL NON-CURRENT ASSETS		1,377,676	1,370,095

CURRENT ASSETS
Inventories	11	174,718	134,888
Accounts receivable	12	58,033	45,005
Prepaid expenses and other current assets		66,838	51,822
Notes receivable		14,949	5,955
Time deposits with maturities over three months but within one year		1,036	3,013
Cash and cash equivalents		116,125	45,709

TOTAL CURRENT ASSETS		431,699	286,392

CURRENT LIABILITIES
Accounts payable and accrued liabilities	13	285,308	270,191
Income taxes payable		22,319	22,169
Other taxes payable		51,373	35,108
Short-term borrowings	14	187,573	102,268

TOTAL CURRENT LIABILITIES		546,573	429,736

NET CURRENT LIABILITIES		(114,874)	(143,344)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,262,802	1,226,751

EQUITY
Equity attributable to owners of the Company:
Share capital		183,021	183,021
Retained earnings		531,812	499,288
Reserves		259,309	256,617

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		974,142	938,926
Non-controlling interest		76,343	71,203

TOTAL EQUITY		1,050,485	1,010,129

NON-CURRENT LIABILITIES
Long-term borrowings	14	128,228	131,352
Asset retirement obligations		62,972	60,364
Deferred tax liabilities		17,588	21,515
Other long-term obligations		3,529	3,391

TOTAL NON-CURRENT LIABILITIES		212,317	216,622

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,262,802	1,226,751

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED INTERIM CONDENSED

STATEMENT OF CASH FLOWS

For the six months ended June 30, 2011 and June 30, 2010

(Amounts in millions)

	Six months ended June 30
	2011	2010
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	73,697	70,438
Adjustments for:
Income tax expense	24,554	18,210
Depreciation, depletion and amortisation	66,502	55,852
Capitalised exploratory costs charged to expense	10,257	9,720
Share of profit of associates and jointly controlled entities	(5,551)	(2,440)
Reversal of provision for impairment of receivables, net	(33)	(45)
Write down in inventories, net	351	95
Loss on disposal of property, plant and equipment	664	272
Gain on disposal of investments in associates and jointly controlled entities	—	(19)
Loss/ (gain) on disposal of subsidiaries	1	(55)
Gain on disposal of available-for-sale financial assets	(3)	(3)
Loss on disposal of intangible and other non-current assets	7	7
Dividend income	(180)	(147)
Interest income	(1,195)	(993)
Interest expense	5,423	3,518
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(35,011)	(11,269)
Inventories	(40,194)	(6,185)
Accounts payable and accrued liabilities	57,679	34,157

CASH GENERATED FROM OPERATIONS	156,968	171,113
Income taxes paid	(27,949)	(20,644)

NET CASH PROVIDED BY OPERATING ACTIVITIES	129,019	150,469

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED INTERIM CONDENSED

STATEMENT OF CASH FLOWS

For the six months ended June 30, 2011 and June 30, 2010

(Amounts in millions)

	Six months ended June 30
	2011	2010
	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(99,642)	(101,842)
Acquisition of investments in associates and jointly controlled entities, including prepayment	(856)	(9,950)
Acquisition of available-for-sale financial assets	(6)	—
Advance payments on long-term operating leases	(3,415)	(2,970)
Acquisition of intangible assets and other non-current assets	(1,376)	(991)
Purchase of non-controlling interest	(584)	(37)
Acquisition of subsidiaries	(26)	(737)
Proceeds from disposal of property, plant and equipment	391	113
Proceeds from disposal of investments in associates and jointly controlled entities	3	108
Proceeds from disposal of subsidiaries	40	22
Proceeds from disposal of available-for-sale financial assets	4	26
Proceeds from disposal of intangible and other non-current assets	32	17
Interest received	1,117	810
Dividends received	1,232	1,895
Decrease/ (increase) in time deposits with maturities over three months	2,807	(4,701)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(100,279)	(118,237)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(134,771)	(80,473)
Repayments of long-term borrowings	(2,496)	(23,476)
Interest paid	(6,965)	(3,466)
Dividends paid to non-controlling interest	(2,531)	(1,793)
Dividends paid to owners of the Company	(33,597)	(23,799)
Increase in short-term borrowings	182,828	80,330
Increase in long-term borrowings	37,296	60,379
Capital contribution from non-controlling interest	1,247	582
Increase/ (decrease) in other long-term obligations	53	(107)

NET CASH FLOWS FROM FINANCING ACTIVITIES	41,064	8,177

TRANSLATION OF FOREIGN CURRENCY	612	(67)

Increase in cash and cash equivalents	70,416	40,342
Cash and cash equivalents at beginning of the period	45,709	86,925

Cash and cash equivalents at end of the period	116,125	127,267

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED INTERIM CONDENSED

STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2011 and June 30, 2010

(Amounts in millions)

	Attributable to owners of the Company				Non-controlling interest	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal	RMB	RMB
	RMB	RMB	RMB	RMB
Balance at January 1, 2010	183,021	424,067	240,135	847,223	60,478	907,701
Total comprehensive income for the six months ended June 30, 2010	—	65,330	317	65,647	5,228	70,875
Special Reserve-Safety Fund Reserve	—	152	1,935	2,087	3	2,090
Dividends	—	(23,799)	—	(23,799)	(1,982)	(25,781)
Acquisition of subsidiaries	—	—	—	—	889	889
Purchase of non-controlling interest in subsidiaries	—	—	(14)	(14)	(23)	(37)
Capital contribution from non-controlling interest	—	—	—	—	582	582
Disposal of subsidiaries	—	—	—	—	(31)	(31)
Other	—	—	174	174	14	188

Balance at June 30, 2010	183,021	465,750	242,547	891,318	65,158	956,476

Balance at January 1, 2011	183,021	499,288	256,617	938,926	71,203	1,010,129
Total comprehensive income for the six months ended June 30, 2011	—	66,007	566	66,573	7,175	73,748
Special Reserve-Safety Fund Reserve	—	114	2,181	2,295	9	2,304
Dividends	—	(33,597)	—	(33,597)	(2,789)	(36,386)
Acquisition of subsidiaries	—	—	—	—	60	60
Purchase of non-controlling interest in subsidiaries	—	—	(136)	(136)	(448)	(584)
Capital contribution from non-controlling interest	—	—	—	—	1,247	1,247
Disposal of subsidiaries	—	—	—	—	(28)	(28)
Other	—	—	81	81	(86)	(5)

Balance at June 30, 2011	183,021	531,812	259,309	974,142	76,343	1,050,485

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

1 ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 15).

2 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited consolidated interim condensed financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”).

Except as described below, the accounting policies and methods of computation applied in the preparation of the interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The following applicable revised standard is mandatory effective for annual periods beginning on or after January 1, 2011:

IAS 24 (Revised), “Related Party Disclosures”. The Group has applied it during the period (Note 18), and had early adopted the partial exemption in paragraphs 25-27 for government-related entities from January 1, 2009. The revised standard did not have any significant impact on the consolidated financial statements.

Amendment to IAS 34 ‘Interim financial reporting’ is effective for annual periods beginning on or after 1 January 2011. It emphasises the existing disclosure principles in IAS 34 and adds further guidance to illustrate how to apply these principles. Greater emphasis has been placed on the disclosure principles for significant events and transactions. Additional requirements cover disclosure of changes to fair value measurement (if significant), and the need to update relevant information from the most recent annual report. The change in accounting policy only results in additional disclosures and did not have any significant impact on the consolidated financial statements.

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

The interim financial statements as of June 30, 2011 and for the six month periods ended June 30, 2011 and June 30, 2010 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which generally includes only normal recurring adjustments) necessary to properly prepare the interim financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results of operations expected for the year ending December 31, 2011.

Costs that are incurred unevenly during the financial year are accrued or deferred in the interim financial statements only if it would be also appropriate to accrue or defer such costs at the end of the financial year.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s interim financial statements.

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

4 TURNOVER

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 15.

5 TAXES OTHER THAN INCOME TAXES

Taxes other than income taxes include consumption taxes of RMB 49,829 for the six months ended June 30, 2011 (six months ended June 30, 2010: RMB 43,442) and special levies on domestic sales of crude oil of RMB 51,076 for the six months ended June 30, 2011 (six months ended June 30, 2010: RMB 25,851).

6 PROFIT BEFORE INCOME TAX EXPENSE

	Six months ended June 30
	2011	2010
	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	180	147
Reversal of provision for impairment of receivables	34	47
Reversal of write down in inventories	7	11

Charged
Amortisation of intangible and other assets	1,277	1,109
Cost of inventories recognised as expense	638,664	432,408
Provision for impairment of receivables	1	2
Interest expense (Note (i))	5,423	3,518
Loss on disposal of property, plant and equipment	664	272
Operating lease expenses	4,087	3,629
Research and development expenses	8,493	5,463
Write down in inventories	358	106

Note (i): Interest expense
Interest expense	6,999	5,085
Less: Amount capitalised	(1,576)	(1,567)

	5,423	3,518

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

7 INCOME TAX EXPENSE

	Six months ended June 30
	2011	2010
	RMB	RMB
Current taxes	28,568	21,288
Deferred taxes	(4,014)	(3,078)

	24,554	18,210

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In 2010, operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010.

8 BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the six months ended June 30, 2011 and June 30, 2010 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

9 DIVIDENDS

	Six months ended June 30
	2011	2010
	RMB	RMB
Interim dividends attributable to owners of the Company for 2011 (note a)	29,703	—
Interim dividends attributable to owners of the Company for 2010 (note c)	—	29,399

(a)	As authorised by shareholders in the Annual General Meeting on May 18, 2011, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2011 of RMB 0.16229 yuan per share amounting to a total of RMB 29,703. This dividend is not recognised as liability at the end of the reporting period, as it was not declared until after the date of the statement of financial position.
(b)	Final dividends attributable to owners of the Company in respect of 2010 of RMB 0.18357 yuan per share amounting to a total of RMB 33,597 were approved by the shareholders in the Annual General Meeting on May 18, 2011 and were paid on June 30, 2011.
(c)	Interim dividends attributable to owners of the Company in respect of 2010 of RMB 0.16063 yuan per share amounting to a total of RMB 29,399 were paid on October 15, 2010.
(d)	Final dividends attributable to owners of the Company in respect of 2009 of RMB 0.13003 yuan per share amounting to a total of RMB 23,799 were approved by the shareholders in the Annual General Meeting on May 20, 2010 and were paid on June 30, 2010.

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

10 PROPERTY, PLANT AND EQUIPMENT

RMB
Cost
At January 1, 2011	1,979,408
Additions	72,639
Disposals or write-offs	(13,669)
Currency translation differences	(1,632)

At June 30, 2011	2,036,746

Accumulated depreciation and impairment
At January 1, 2011	(740,809)
Charge for the period	(64,415)
Disposals or write-offs	2,239
Currency translation differences	630

At June 30, 2011	(802,355)

Net book value
At June 30, 2011	1,234,391

RMB
Cost
At January 1, 2010	1,709,037
Additions	94,538
Disposals or write-offs	(11,968)
Currency translation differences	(104)

At June 30, 2010	1,791,503

Accumulated depreciation and impairment
At January 1, 2010	(633,570)
Charge for the period	(58,959)
Disposals or write-offs	1,770
Currency translation differences	103

At June 30, 2010	(690,656)

Net book value
At June 30, 2010	1,100,847

The depreciation charge of the Group for the six months ended June 30, 2011 included impairment losses of RMB 4,084 on certain of the Group’s property, plant and equipment (six months ended June 30, 2010: RMB 3,092). The carrying values of the property, plant and equipment were written down to their recoverable values.

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

11 INVENTORIES

	June 30, 2011	December 31, 2010
	RMB	RMB
Crude oil and other raw materials	61,100	39,574
Work in progress	16,603	13,652
Finished goods	97,965	82,353
Spare parts and consumables	46	31

	175,714	135,610
Less: Write down in inventories	(996)	(722)

	174,718	134,888

12 ACCOUNTS RECEIVABLE

	June 30, 2011	December 31, 2010
	RMB	RMB
Accounts receivable	59,064	46,057
Less: Provision for impairment of receivables	(1,031)	(1,052)

	58,033	45,005

The aging analysis of accounts receivable (net of impairment of accounts receivable) at June 30, 2011 and December 31, 2010 is as follows:

	June 30, 2011	December 31, 2010
	RMB	RMB
Within 1 year	57,452	44,689
Between 1 and 2 years	447	177
Between 2 and 3 years	24	45
Over 3 years	110	94

	58,033	45,005

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	Six months ended June 30
	2011	2010
	RMB	RMB
At beginning of the period	1,052	2,124
Provision for impairment of accounts receivable	1	—
Receivables written off as uncollectible	(7)	(30)
Reversal of provision for impairment of accounts receivable	(23)	(24)
Other	8	—

At end of the period	1,031	2,070

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

13 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2011	December 31, 2010
	RMB	RMB
Trade payables	112,730	97,361
Advances from customers	26,563	29,099
Salaries and welfare payable	11,313	5,696
Accrued expenses	20,098	332
Dividends payable by subsidiaries to non-controlling shareholders	457	199
Interest payable	944	2,545
Construction fee and equipment cost payables	88,397	111,654
Other payables	24,806	23,305

	285,308	270,191

Other payables consist primarily of customer deposits.

The aging analysis of trade payables at June 30, 2011 and December 31, 2010 is as follows:

	June 30, 2011	December 31, 2010
	RMB	RMB
Within 1 year	108,774	93,240
Between 1 and 2 years	2,831	2,951
Between 2 and 3 years	390	475
Over 3 years	735	695

	112,730	97,361

14 BORROWINGS

	June 30, 2011	December 31, 2010
	RMB	RMB
Short-term borrowings (including current portion of long-term borrowings)	187,573	102,268
Long-term borrowings	128,228	131,352

	315,801	233,620

The movements in borrowings can be analysed as follows:

RMB
Balance at January 1, 2011	233,620
Increase in borrowings	220,124
Repayments of borrowings	(137,267)
Currency translation differences	(676)

Balance at June 30, 2011	315,801

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

The following table sets out the borrowings’ remaining contractual maturities at the date of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	June 30, 2011	December 31, 2010
	RMB	RMB
Within one year	198,901	110,380
Between one and two years	13,018	41,533
Between two and five years	108,841	82,640
After five years	25,440	26,642

	346,200	261,195

15 SEGMENT INFORMATION

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and the trading of crude oil and petrochemical products.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 2 - “Basis of Preparation and Accounting Policies”.

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

The segment information for the operating segments for the six months ended June 30, 2011 and 2010 are as follows:

Six months ended June 30, 2011	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	377,804	420,665	796,945	81,606	556	1,677,576
Less: intersegment sales	(296,993)	(324,333)	(95,887)	(8,084)	(32)	(725,329)

Turnover from external customers	80,811	96,332	701,058	73,522	524	952,247

Depreciation, depletion and amortisation	(41,691)	(12,361)	(4,501)	(7,390)	(559)	(66,502)
Profit / (loss) from operations	103,684	(20,993)	13,594	10,730	(9,557)	97,458
Finance costs
Exchange gain						814
Exchange loss						(1,344)
Interest income						1,195
Interest expense						(5,423)

Total net finance costs						(4,758)

Share of profit of associates and jointly controlled entities	4,089	22	512	7	921	5,551

Profit before income tax expense						98,251
Income tax expense						(24,554)

Profit for the period						73,697

Segment assets	880,690	336,818	304,248	285,714	1,359,414	3,166,884
Other assets						388
Investments in associates and jointly controlled entities	48,842	826	6,934	684	12,127	69,413
Elimination of intersegment balances (a)						(1,427,310)

Total assets						1,809,375

Segment capital expenditure	37,516	10,530	3,923	18,632	467	71,068
Segment liabilities	315,319	141,367	193,056	136,494	525,557	1,311,793
Other liabilities						91,280
Elimination of intersegment balances (a)						(644,183)

Total liabilities						758,890

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

Six months ended June 30, 2010	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	261,793	320,163	533,280	52,945	411	1,168,592
Less: intersegment sales	(203,680)	(244,746)	(29,588)	(5,691)	(90)	(483,795)

Turnover from external customers	58,113	75,417	503,692	47,254	321	684,797

Depreciation, depletion and amortisation	(38,377)	(7,493)	(3,897)	(5,594)	(491)	(55,852)
Profit / (loss) from operations	73,372	5,458	7,531	11,215	(8,641)	88,935
Finance costs
Exchange gain						928
Exchange loss						(1,130)
Interest income						993
Interest expense						(3,518)

Total net finance costs						(2,727)

Share of profit of associates and jointly controlled entities	2,125	17	295	3	—	2,440

Profit before income tax expense						88,648
Income tax expense						(18,210)

Profit for the period						70,438

Segment assets	791,213	269,088	239,901	234,445	1,211,526	2,746,173
Other assets						242
Investments in associates and jointly controlled entities	23,090	541	5,130	260	—	29,021
Elimination of intersegment balances (a)						(1,210,975)

Total assets						1,564,461

Segment capital expenditure	46,140	15,229	4,030	21,994	135	87,528
Segment liabilities	282,962	103,171	139,795	112,922	426,112	1,064,962
Other liabilities						54,833
Elimination of intersegment balances (a)						(511,810)

Total liabilities						607,985

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

Geographical information

	Turnover		Non-current assets (b)
Six months ended June 30,	2011	2010	2011	2010
	RMB	RMB	RMB	RMB
Mainland China	687,021	504,892	1,231,254	1,084,738
Other	265,226	179,905	141,478	98,213

	952,247	684,797	1,372,732	1,182,951

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

16 CONTINGENT LIABILITIES

(a) Bank and other guarantees

At June 30, 2011, borrowings of associates of RMB 13 (December 31, 2010: RMB 13) from China Petroleum Finance Company Limited (“CP Finance”, a subsidiary of CNPC) were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.

(b) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the interim financial statements, which may have a material adverse effect on the financial position of the Group.

(c) Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

17 COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2011 and December 31, 2010 under non-cancellable operating leases are as follows:

	June 30, 2011	December 31, 2010
	RMB	RMB
No later than 1 year	3,643	4,118
Later than 1 year and no later than 5 years	11,766	13,172
Later than 5 years	74,051	77,552

	89,460	94,842

(b) Capital commitments

At June 30, 2011, the Group’s capital commitments contracted but not provided for were RMB 55,790 (December 31, 2010: RMB 49,495).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. No payments were incurred for the six months ended June 30, 2011 (six months ended June 30, 2010: RMB nil).

Estimated annual payments for the next five years are as follows:

June 30, 2011
RMB
2011	1,000
2012	1,000
2013	1,000
2014	1,000
2015	1,000

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

18 RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.

Related parties include CNPC and its fellow subsidiaries, their associates and jointly controlled entities, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

(a) Transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group which were carried out in the ordinary course of business, are as follows:

On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”), amending the original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.

•

Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 32,243 for the six months ended June 30, 2011 (six months ended June 30, 2010: RMB 18,398).

•

Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 4,146 for the six months ended June 30, 2011 (six months ended June 30, 2010: RMB 4,520).

•

Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 88,568 for the six months ended June 30, 2011 (six months ended June 30, 2010: RMB 94,525).

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

•

Purchase of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,928 for the six months ended June 30, 2011 (six months ended June 30, 2010: RMB 746).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group included in the following accounts captions are summarised as follows:

	June 30,2011	December 31, 2010
	RMB	RMB
Accounts receivable	15,913	11,633
Prepayments and other receivables	30,685	22,780
Accounts payable and accrued liabilities	72,028	70,272

•

Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 231 for the six months ended June 30, 2011 (six months ended June 30, 2010: RMB 63). The balance of deposits at June 30, 2011 was RMB 36,324 (December 31, 2010: RMB 7,677).

•

Purchases of financial services principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 2,730 for the six months ended June 30, 2011 (six months ended June 30, 2010: RMB 2,499).

•	The borrowings from CNPC and its fellow subsidiaries at 30 June 2011 were RMB 123,293 (December 31, 2010: RMB 75,417).

On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.

On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with the CNPC on September 26, 2002, which became effective on January 1, 2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

PETROCHINA COMPANY LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED

INTERIM CONDENSED FINANCIAL STATEMENTS

For the six months ended June 30, 2011

(Amounts in millions unless otherwise stated)

(b) Key management compensation

	Six months ended June 30
	2011	2010
	RMB’000	RMB’000
Emoluments and other benefits	4,825	4,399
Contribution to retirement benefit scheme	329	279

	5,154	4,678

Note:	Emoluments set out above exclude RMB1.09 million paid to directors of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government.

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and jointly controlled entities of the Group, the Group has transactions with other state-controlled entities include but not limited to the following:

•	Sales and purchases of goods and services,

•	Purchases of assets,

•	Lease of assets; and

•	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

19 EVENTS AFTER THE REPORTING PERIOD

(1) On July 1, 2011, PetroChina International (London) Co., Ltd. (“PCI”), a wholly-owned subsidiary of the Group, completed its transaction with INEOS Group Holdings plc, for the establishment of joint ventures in Europe engaging in trading and refining activities. PCI has paid US$1,015 million (approximately RMB6,569) in cash to acquire shares in the joint ventures.

(2) On July 27, 2011, the Ministry of Finance of the PRC, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC jointly issued the Circular on Issues Concerning Tax Policies for Indepth Implementation of Western Development Strategy (Cai Shui [2011] No.58) (《關於深入實施西部大開發戰略有關稅收政策問題的通知》(財稅 [2011] 58 號)) which provides that from January 1, 2011 to December 31, 2020, the enterprise income tax for the enterprises engaging in the encouraged industries in the West China Region will be charged at a preferential rate of 15% and that the List of Industries Encouraged for the West China Region will be announced separately.

(3) On August 1, 2011, the Ministry of Finance of the PRC, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC jointly issued the Circular on Issues Concerning a Proportionate Refund of Value-Added Tax (“VAT”) on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39) (《關於對2011-2020年期間進口天然氣及2010年底前“中亞氣”項目進口天然氣按比例返還進口環節增值稅有關問題的通知》(財關稅 [2011] 39 號)). The Group will, in accordance with the circular, apply to the relevant PRC governmental departments for a refund of the VAT on imported natural gas.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents will be available for inspection at the headquarters of the Company in Beijing upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations:

1. The original of the interim report for 2011 signed by the Chairman of the Board.

2. The financial statements under the hand and seal of the Legal Representative, Chief Financial Officer, the Chief Accountant and the Person in Charge of the Accounting Department of the Company.

3. The original copies of the documents and announcements of the Company published in the newspaper designated by the China Securities Regulatory Commission during the reporting period.

4. The Articles of Association of the Company.

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Directors and senior management of PetroChina Company Limited, we have carefully reviewed the interim report for 2011 and concluded that this interim report truly, objectively and completely represents the business performance of the Company in the first half of 2011, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.

Signatures of the Directors and Senior Management:

Jiang Jiemin	Zhou Jiping	Li Xinhua	Liao Yongyuan

Wang Guoliang	Wang Dongjin	Yu Baocai	Ran Xinquan

Liu Hongru	Franco Bernabè	Li Yongwu	Cui Junhui

Chen Zhiwu	Shen Diancheng	Sun Longde	Liu Hongbin

Zhou Mingchun	Li Hualin	Zhao Zhengzhang	Bo Qiliang

Sun Bo	Lin Aiguo	Wang Daofu	Huang Weihe

August 25, 2011

This interim report is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.